FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement on the resolutions passed at the thirteenth meeting of the sixth session of the supervisory committee of Huaneng Power International, Inc. (the “Registrant”);

2.	an announcement on proposed re-election and appointment of directors and supervisors of the Registrant;

3.	an announcement on proposed change of the Registrant’s registered address and proposed amendments of the Registrant’s articles of association;

4.	an announcement on the resolutions passed at the sixteenth meeting of the sixth session of the board of directors of the Registrant;

5.	an announcement of the results for 2010 of the Registrant; and

6.	a notice of 2010 annual general meeting of the Registrant;

Each made by the Registrant on March 30, 2011.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

RESOLUTIONS PASSED AT
THE THIRTEENTH MEETING OF THE SIXTH SESSION
OF THE SUPERVISORY COMMITTEE

This announcement is made by Huaneng Power International Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 29 March 2011, the Thirteenth Meeting of the Sixth Session of the Supervisory Committee of the Company (the “Meeting”) was held at the Company’s head office at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing. Six Supervisors were eligible to attend the Meeting, either in person or by proxy. The convening of this Meeting complied with the Company Law of the People’s Republic of China and the articles of association of the Company. Mr. Guo Junming, the Chairman, presided over the Meeting. The following resolutions were considered and approved unanimously at the Meeting:

1.	The audited financial statements of the Company for 2010

2.	The profit distribution plan of the Company for 2010

3.	The Self-evaluation Report on Internal Control of the Company by the Board of Directors

4.	The Special Report on the Retaining and Actual Application of the Proceeds from the Fund-raising Exercises by the Company

5.	The Social Responsibility Report of Huaneng Power International, Inc. for 2010

6.	The Working Report of the Supervisory Committee of the Company for 2010

7.	The Company’s annual report for 2010 and its extract

The Supervisory Committee was of the view that:

(i)
The preparation and review procedures of the Company’s annual report were in compliance with the requirements of the laws, regulations, the articles of association and internal management system of the Company.

(ii)
The content and the format of the annual report were in compliance with the requirements of the China Securities and Regulatory Commission and the stock exchanges. The information contained in the annual report has truly reflected the operation management and the financial position of the Company in all respects.

(iii) There was no finding of breach of confidentiality by the staff who participated in the preparation and review of the annual report of the Company.

8.	The proposal regarding the election of new session of the Supervisory Committee of the Company

Nominations of Guo Junming, Hao Tingwei, Zhang Mengjiao (Ms) and Gu Jianguo as the candidates of supervisors for the seventh session of the Supervisory Committee, which such nominations to be tabled at the general meeting of the Company for approval.

Pursuant to the election by the staff of the Company, Wang Zhaobin and Dai Xinmin were elected as supervisors to represent the staff representatives in the Supervisory Committee.

The Supervisory Committee was satisfied with the performance of Ms. Yu Ying and Ms. Wu Lihua during their terms of service as supervisors of the Company. The Supervisory Committee highly appraised their contributions to the Company in the past couple of years and expressed its heartfelt gratitude thereto.

Resolution numbered 6 and 8 as mentioned above will be submitted to the general meeting of the Company for approval.

Supervisory Committee of Huaneng Power International, Inc.

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)

Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
30 March 2011

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Stock Code: 902)

PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS
AND SUPERVISORS

PROPOSED RE-ELECTION OF DIRECTORS AND SUPERVISORS

The term of the Sixth Session of the Board of Directors and the Board of Supervisors of the Company will expire upon conclusion of the forthcoming annual general meeting of the Company. The Company was informed that, among the Directors and the Supervisors of the Sixth Session of the Board of Directors and the Board of Supervisors, (i) Mr. Wu Dawei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Zheng Jianchao will retire and will not stand for re-election as Directors of the Seventh Session of the Board of Directors; (ii) Ms. Yu Ying and Ms. Wu Lihua will retire and will not stand for re-election as Supervisor of the Seventh Session of the Board of Supervisors; and (iii) Mr. Wang Zhaobin and Mr. Dai Xinmin have been re-elected by the staff of the Company as the Staff  Representative Supervisors in the Seventh Session of the Supervisory Committee. The other Directors and Supervisors of the Sixth Session of the Board of Directors and the Board of Supervisors have confirmed that they will offer themselves for re-election at the 2010 annual general meeting of the Company.

PROPOSED APPOINTMENT OF DIRECTOR AND SUPERVISORS

The Board of Directors and the Board of Supervisors have respectively proposed to appoint (i) Mr. Li Shiqi as non-executive Director; (ii) Mr. Li Zhensheng, Mr. Qi

Yudong and Mr. Zhang Shouwen as Independent Non-executive Directors and (iii) Mr. Hao Tingwei and Ms. Zhang Mengjiao as Supervisors of the Company.

A circular containing further information on the proposed re-election and appointment of Directors and Supervisors, together with a notice of the 2010 annual general meeting of the Company, will be despatched to Shareholders as soon as practicable.

PROPOSED RE-ELECTION OF DIRECTORS AND SUPERVISORS

The term of the Sixth Session of the Board of Directors and the Board of Supervisors of Huaneng International will expire upon conclusion of the forthcoming 2010 annual general meeting of the Company. The Company was informed that, among the Directors and the Supervisors of the Sixth Session of the Board of Directors and the Board of Supervisors:

(i)
Mr. Wu Dawei (Non-executive Director), Mr. Liu Jipeng (Independent Non-executive Director), Mr. Yu Ning (Independent Non-executive Director) and Mr. Zheng Jianchao (Independent Non-executive Director) will retire and will not stand for re-election as Directors of the Seventh Session of the Board of Directors;

(ii)	Ms. Yu Ying and Ms. Wu Lihua will retire and will not stand for re-election as Supervisors of the Seventh Session of the Board of Supervisors; and

(iii)	Mr. Wang Zhaobin and Mr. Dai Xinmin have been re-elected by the staff of the Company as the Staff Representative Supervisors in the Seventh Session of the Supervisory Committee.

The other Directors and Supervisors of the Sixth Session of the Board of Directors and the Board of Supervisors have confirmed that they will offer themselves for re-election at the 2010 annual general meeting of the Company.

To the best of the Directors’ knowledge, information and belief having made reasonable enquiry regarding the retirement of Directors and Supervisors, there are no disagreements among the Directors and among the Supervisors and there are no matters that need to be brought to the attention of the Shareholders.

PROPOSED APPOINTMENT OF DIRECTORS AND SUPERVISORS

In addition to the proposed re-election of Directors and Supervisors, the Board of Directors and the Board of Supervisors have respectively proposed the following new appointments to constitute the Seventh Session of the Board of Directors and the Board of Supervisors:

(i)	Mr. Li Shiqi as Non-executive Director;

(ii)	Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen as Independent Non-executive Directors; and

(iii)	Mr. Hao Tingwei and Ms. Zhang Mengjiao as Supervisors.

BIOGRAPHIES OF THE DIRECTORS AND SUPERVISORS PROPOSED TO BE RE-APPOINTED AND APPOINTED AT THE 2010 ANNUAL GENERAL MEETING OF THE COMPANY

DIRECTORS

Executive Directors and Non-executive Directors

Cao Peixi, aged 55, is the Chairman and Executive Director of the Company. He is also the President of Huaneng Group and the Chairman of HIPDC and Huaneng New Energy Industrial Co., Ltd. He was the Deputy Head and Head of Qingdao Power Plant; Assistant to the Chief of Shandong Power Bureau; Deputy Chief (Vice President) of Shandong Power Bureau (Group Corporation); Chairman and President of Shandong Power Group Corporation; Vice President, President of China Huadian Corporation; and Chairman of Huadian Power International Corporation Limited. He graduated from Shandong University specializing in electrical engineering. He holds a postgraduate degree of master in engineering and is a senior engineer.

The Company proposes to re-appoint Mr. Cao as an Executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Save as disclosed above, Mr. Cao does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the shares of the Company (“Shares”) within the meaning of Part XV (the SFO).

In addition, there is no other information in relation to Mr. Cao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules (“rules”) nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Huang Long, aged 57, is the Vice Chairman and Non-executive Director of the Company as well as the Vice President of Huaneng Group and the Director of HIPDC, the Vice Chairman of Huaneng New Energy Industrial Co. Ltd., the Director of SinoSing Power Pte. Ltd., the Chairman of Tuas Power Ltd., the Chairman of Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd., and Director of Shenzhen Energy Group Co., Ltd. He has served as manager of the International Co-operation and Business Department of HIPDC, and as Vice President and Secretary of the Board of Directors of the Company. He graduated with a M.S. Degree from North Carolina State University in the U.S., specializing in communications and auto-control. He is a senior engineer.

The Company proposes to re-appoint Mr. Huang as Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

LI Shiqi, aged 54, is the President of HIPDC and Chairman of Huaneng Carbon Company. He was the Deputy Chief and Chief of the Finance Division, the Deputy Chief Accountant and concurrently Chief of Economic and Financial Division of China Electric Power Research Institute, Chief Accountant of the Company's Beijing branch company. He also served as Deputy Manager and later Manager of the Finance Division of Huaneng International, Manager of Power Marketing Division of Huaneng Group, Chief Economist and Vice President of the Company and Executive Vice Chairman of Huaneng Capital Services Co., Ltd.. Mr. Li graduated from People's University of China majoring in Finance. He is a Senior Accountant.

The Company proposes to appoint Mr. Li as Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Save as disclosed as above, Mr. Li does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Huang Jian, aged 48, is a Non-executive Director of the Company, the Assistant to President of Huaneng Group, Executive Vice Chairman of Huaneng Capital Services Co., Ltd. and Chairman of Huaneng Hainan Power Ltd.. He was the Deputy Chief of the Cost Office of the Finance Department; Chief of Cost General Office of the Finance Department of HIPDC; Chief Accountant of Beijing Branch of HIPDC; Deputy Manager of the Finance Department of HIPDC; Deputy Chief Accountant, Chief Accountant, Vice President, Company Secretary of the Company and Deputy Chief Economist and Chief of Financial Planning of

Huaneng Group. Mr. Huang graduated from the accounting department of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

The Company proposes to re-appoint Mr. Huang as Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Save as disclosed above, Mr. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Liu Guoyue, aged 47, is an Executive Director, President of the Company, Director of Shanghai Times Navigations Transportation Limited Company, Xi’an Thermal Research Institute Limited Company, Executive Director of Huaneng International Power Fuel Co., Ltd., Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He served as Deputy General Manager and General Manager of Huaneng Shijiazhuang Branch (Shang’an Power Plant), Director of Huaneng Dezhou Power Plant, and Vice President of the Company. He graduated from North China Power University, specializing in thermal engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

The Company proposes to re-appoint Mr. Liu as Executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Save as disclosed above, Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Fan Xiaxia, aged 48, is an Executive Director and Vice President of the Company and Vice Chairman of Huaneng Shidaowen Nuclear Power Co., Ltd.. He served as Deputy Chief of General Administration Division and Project Administration Division of Project Management Department of HIPDC, Deputy General Manager of the Company’s Nantong Branch, Deputy Manager of Project Management Department of the Company, Deputy Manager and Manager of International Co-operation and Business Department of the Company, Manager of Project Management Department of the Company, Assistant to President of the Company and General Manager of the Company’s Zhejiang Branch Yuhuan Power Plant Preparatory Office. He graduated from Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

The Company proposes to re-appoint Mr. Fan as Executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Save as disclosed above, Mr. Fan does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Fan which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Shan Qunying, aged 57, is a Non-executive Director of the Company and the Vice President of Hebei Construction & Investment Group Co., Ltd., Chairman of Hebei Xingtai Power Generation Limited Company, Vice Chairman of Guodian

Construction Investment Inner Mongolia Energy Limited Company and Vice Chairman of Hebei Construction Investment Energy Investment Limited Company. He had been the Energy & Communication Division Chief of Hebei Provincial Construction Investment Company. He graduated from Management Institute of Tianjin University holding an EMBA degree. He is a senior engineer.

The Company proposes to re-appoint Mr. Shan as Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Shan does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Shan which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Liu Shuyuan, aged 60, is a Non-executive Director of the Company, the Chairman of Liaoning Energy Investment (Group) Limited Liability Company, Member of the 11th session of the Standing Committee of China People’s Political Consultative Conference of Liaoning Province, Deputy Chief of the Hong Kong-Macau-Taiwan Immigrants Committee of the Political Committee of Liaoning Province, Vice Chairman of Liaoning Province International Trade Promotion Committee, Liaoning Province Entrepreneurs Committee and Liaoning Province Economical Cultural Development Committee. He has been the Deputy General Manager of Liaoning Provincial Trust and Investment Corporation, the Vice President, Director and President of Liaoning Changye (Group) Limited Liability Company (Liaoning Energy Corporation), Director, Chairman and General Manager of Liaoning Energy Investment (Group) Limited Liability Company, Supervisor of the Company, Member of the 9th and 10th sessions of the Standing Committee of China People’s Political Consultative Conference of Liaoning Province and Vice Chief of the Hong Kong-Macau-Taiwan Immigrants

Committee of the Political Committee of Liaoning Province. He is an on-job postgraduate of PRC Liaoning Province Communist Party School specializing in economic management. He is a senior economic engineer and senior operating manager.

The Company proposes to re-appoint Mr. Liu as Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Liu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Liu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Xu Zujian, aged 56, is a Non-executive Director of the Company, Vice President of Jiangsu Province Guoxin Asset Management Group Limited Company, Chairman of Jiangsu Investment Management Co. Ltd. and Zking Property & Casualty Insurance Co., Ltd.. He was Vice President of Jiangsu Provincial International Trust & Investment Corporation, President of Jiangsu Provincial Investment & Management Limited Liability Company. He graduated from Liaoning Finance University majoring in infrastructure finance, holding a bachelor’s degree. He is a senior economic engineer.

The Company proposes to re-appoint Mr. Xu as Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Huang Mingyuan, aged 52, is a Non-executive Director of the Company, Vice President of Fujian Investment Enterprise Group Company, President of Xiamen Fuda Photosensitive Materials Company Limited, Director of Xiamen International Bank, Macau Luso International Bank, Guangfa Huafu Securities Company Limited and Industrial Securities Co., Ltd.. She had been the director of the Office of Information Leading Group of Fujian Province, department head to the Management Office of Fujian Province Economic and Trade (Medicine) Committee, and the Secretary General of the Leading Committee for Market Reorganization and Restructuring and Order of Economy of Fujian Province. She graduated from the Business School of De Montfort University in the United Kingdom, specializing in business administration holding a Postgraduate Degree and was awarded a Master degree in business administration.

The Company proposes to re-appoint Ms. Huang as Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Ms. Huang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Huang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Independent Non-executive Directors

Shao Shiwei, aged 65, is an Independent Non-executive Director of the Company. He is also the Independent Director of Shanghai Electric Power Co., Ltd., Shanghai Magus Technolgy Co., Ltd., Shanghai Zhixin Electric Co., Ltd. and Leshan Electric Power Co., Ltd.. He had been the Deputy Chief of the Electricity for Agriculture of the State Energy Department, the Chief of the Law and Regulation of the State Electricity Department, Assistant General Manager of the National Electric Power Company. Deputy Secretary General of the Office Department, the President of Huadong Yixing Water Pumping and Energy Reserve Company Limited, the President and General Manager of Huadong Grid Network Company and Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd. He graduated from Tianjin University specializing in power plant, power grid and power system. He is a senior engineer.

The Company proposes to re-appoint Mr. Shao as Independent Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Shao does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Shao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Wu Liansheng, aged 40, is an Independent Non-executive Director of the Company, a Professor, Ph. D. Tutor and head of the Department of Accounting of the Guanghua Management Institute of Beijing University and Independent Director of Rongsheng Real Property Development Joint Stock Limited Company. After obtaining his doctorate, Mr. Wu Liansheng was engaged in a two year post-doctorate research in Xiamen University. Afterwards, he commenced working in the Guanghua Management Institute of Beijing University as Lecturer, Associate Professor, Professor, Ph. D. Tutor and concurrently served as the Deputy Head and Head of the Department of Accounting. He graduated from Zhongnan

University with a doctorate degree in Management (Accounting) in July 1999.

The Company proposes to re-appoint Mr. Wu as Independent Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Wu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Wu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

LI Zhensheng, aged 67, is now an Independent Director of Qingdao TGOOD Electric Co., Ltd. He was the Bureau Chief of Baoding Power Supply Bureau, Hebei Province, the Chief Economist and Deputy Bureau Chief of Hebei Power Industry Bureau, Bureau Chief of Shanxi Power Industry Bureau, Director of Rural Power Working Division of State Electric Power Corporation, and Chief Economist and Consultant of State Grid Corporation. Mr. Li graduated from Hebei University of Technology with a bachelor's degree. He is also a Senior Engineer.

The Company proposes to appoint Mr. Li as Independent Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Li does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Li which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

QI Yudong, aged 44, is a Professor (Grade II), Doctoral Supervisor of Finance, and Dean of School of Business Administration of Capital University of Economics and Business. He is also the Director of China Centre for the Research of Industrial Economics, the External Supervisor and concurrently Chairman of the Audit Committee of the Supervisory Committee of Hua Xia Bank Co., Ltd. and the Independent Director and concurrently the Chairman of the Remuneration Committee of China Garments Co., Ltd..  Mr. Qi was an Independent Director of Lucky Film Co., Ltd., Hua Xia Bank Co., Ltd., Zhongtong Bus Holding Co., Ltd. and Zhejiang Chouzhou Commercial Bank. Mr. Qi graduated from the graduate school of Chinese Academy of Social Sciences, majoring in economic science, with a PhD in Economics.

The Company proposes to appoint Mr. Qi as  Independent Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Qi does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Qi which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

ZHANG Shouwen, aged 44,  is a Professor and Doctoral Supervisor in the Law School of Peking University, Director of Economic Law Institute of Peking University, Vice President and concurrently Secretary General of the Economic Law Research Society of China Law Society, Vice President of Fiscal and Tax Law Research Society of China Law Society, Vice President of Beijing Law Research Society, and an Independent Director of Joyoung Co., Ltd. Mr. Zhang graduated from Peking University Law School with a Doctor of Laws degree.

The Company proposes to appoint Mr. Zhang as  Independent Non-executive Director for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Zhang does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Zhang  which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

SUPERVISORS

GUO Junming, aged 45, is the Chairman of the Company’s Supervisory Committee, the Chief Accountant of Huaneng Group, Chairman of Huaneng Capital Services Limited Company. He was the Deputy Director of the Financial Department and the Chief of the Financial Accounting Division of Grid Construction Branch Company (Grid Construction Department) of State Power Corporation, Deputy Manager of the Finance Department of Huaneng Group, Vice President and President of China Huaneng Finance Limited Liability Company, President of Huaneng Capital Services Limited Company, Deputy Chief Accountant and Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute specializing in business finance and accounting and holds a bachelor’s degree. He is a senior accountant.

The Company proposes to re-appoint Mr. Guo as Supervisor for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Guo does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Guo which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

HAO Tingwei, aged 48, is now the Director and Vice President of Dalian Construction Investment Corporation. Mr. Hao was an Executive Officer and Deputy Section Chief of the Basic Studies Department and Academic Affairs Office of Dalian University, and the Deputy Division Chief and Division Chief of Dalian Planning Commission and Dalian Development and Reform Commission. Mr. Hao obtained a master degree in International Trade from Northeastern University of Finance and Economics.

The Company proposes to appoint Mr. Hao as Supervisor for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Hao does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Hao which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

ZHANG Mengjiao, aged 47, is the Manager of the Finance Department of HIPDC, and supervisor of Pingxiang Anneng Power Generation Limited Liability Company, Huaneng DuanZhai Coal & Electricity Co., Ltd., Huaneng Caohu Power Generation Co., Ltd., Shannxi Coal Industry Co., Ltd., and Huaneng Shaanxi Power Generation Co., Ltd.. She was the tutor of Jiangxi University of Finance and Economics, Deputy Chief and Chief of the Second Audit Office and Chief of Audit Division of Finance Department of Huaneng Group, and Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, specializing in accounting. She has a master degree in economics and is a senior accountant.

The Company proposes to appoint Ms. Zhang as Supervisor for a term of three years. The annual remuneration will be announced once the determination is made. Save as disclosed as above, Ms. Zhang does not have any relationship with other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

GU Jianguo, aged 44, is the Supervisor of the Company and President of Nantong Investment & Management Limited Company. Mr. Gu has served as Deputy Chief and Chief of Nantong Municipal Planning Committee; Vice President of Nantong Ruici Investment Limited Company; Executive President of Ruici Hospital, President of Ruici (Maanshan) Development Limited Company; Chairman and President of Nantong Zhonghe Guarantee Limited Company, Chief Officer of Nantong Municipal Investment Management Centre and Director and President of Nantong Investment Management Limited Company. He graduated from Nanjing Aviation University holding a master degree. He is an economic engineer.

The Company proposes to re-appoint Mr. Gu as Supervisor for a term of three years. The annual remuneration will be announced once the determination is made. Mr. Gu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Gu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

WANG Zhaobin, aged 55, is the Supervisor and Manager of the Administration Department of the Company. He had been the Chief of the Organisation Affairs Bureau of the PRC Electricity Department, Chief of Human Resources Department and Retirement Department of Huaneng Power, the Deputy Secretary of Communist Party Committee, Secretary of Communist Party Disciplinary Inspection Committee, Chairman of the Labour Union of Huaneng Beijing Electric Plant, Deputy Manager, Manager of the Corporate Culture Department and Manager of Administration Department and Corporate Culture Department of the Company. He graduated from China Beijing Municipal Communist Party School, specializing in economic management, holding a bachelor’s degree. He is a corporate culture specialist.

Mr. Wang has been re-elected by the staff of the Company as Staff  Representative Supervisor in the Seventh Session of the Supervisory Committee for a term of three years. According to the articles of association of the Company, such re-appointment does not require approval at the general meeting of the Company. The annual remuneration will be announced once the determination is made. Save as disclosed above, Mr. Wang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Wang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

DAI Xinmin, aged 49, is the Supervisor of the Company, the Manager of the Audit and Supervisory Department of the Company and Director of China Huaneng Finance Co., Ltd. He had been the Deputy Chief of the Property Rights

Bureau to the State-owned Assets Management Committee, the Deputy Chief Accountant, Deputy Manager of the Finance Department of China Huaneng Group, the Chief Accountant of Huaneng Comprehensive Property Rights Company and the Deputy Secretary General of the Asset Operation Department of China Huaneng Group. He graduated from Shanghai Finance Institute, specializing in industrial economics and holding a bachelor’s degree. He is a economic engineer.

Mr. Dai has been re-elected by the staff of the Company as Staff  Representative Supervisor in the Seventh Session of the Supervisory Committee for a term of three years. According to the articles of association of the Company, such re-appointment does not require approval at the general meeting of the Company. The annual remuneration will be announced once the determination is made. Save as disclosed above, Mr. Dai does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Dai which is discloseable pursuant to any of the requirements set out in Rule 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

DEFINITIONS

“Board”	the board of Director of the Company;

“Company”, “Huaneng International”	Huaneng Power International, Inc.;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ; and

“Shareholders”	the shareholders of Company.

By Order of the Board
Huaneng Power International, Inc. Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
30 March 2011

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Stock Code: 902)

(1) PROPOSED CHANGE OF THE COMPANY’S
REGISTERED ADDRESS
(2) PROPOSED AMENDMENTS OF THE ARTICLES
OF ASSOCIATION

On 29 March 2011, the Board of the Company resolved to, among other things, propose to seek the approval from the Shareholders at the AGM to change the Company’s registered address and to amend the Articles of Association.

(1)	PROPOSED CHANGE OF THE COMPANY’S REGISTERED ADDRESS

Following the change of the Company’s business address, the Company proposes to change its registered address to “Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the PRC”.

(2)	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To bring the Articles of Association in line with the share capital and the number of shareholding as a result of the New A Share Issue and the New H Share Issue, and the proposed change of the Company’s registered address, the Board proposes to amend the Articles of Association.

The above proposals are subject to approval of the Shareholders at the AGM and the approval and registration by the relevant government and regulatory authorities in the

PRC.

On 29 March 2011, the Board of the Company resolved to, among other things, propose to seek the approval from the Shareholders at the AGM to change the Company’s registered address and to amend the Articles of Association.

(1)	PROPOSED CHANGE OF THE COMPANY’S REGISTERED ADDRESS

Following the change of the Company’s business address, the Company proposes to change its registered address from “West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the PRC” to “Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the PRC”.

The Board approved to seek the approval of the Shareholders by way of ordinary resolution at the AGM to change the registered address of the Company. The proposed change of the Company’s registered address shall come into effect upon (i) the passing of an ordinary resolution at the AGM to approve the change; and (ii) obtaining the approval and registration by the relevant government and regulatory authorities in the PRC.

(2)	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

To bring the Articles of Association in line with the share capital and the number of shareholding as a result of the New A Share Issue and the New H Share Issue, and the proposed change of the Company’s registered address, the Board proposes to amend the Articles of Association.

The proposed amendments to the Articles of Association shall come into effect upon (i) the passing of a special resolution at the AGM to approve the amendments; and (ii) obtaining the approval and registration by the relevant government and regulatory authorities in the PRC.

Details of the proposed amendments to the Articles of Association are as follows:

(a) The original Article 3 which provides that:

	「Company’s registered address:		2C Fuxingmennan Street (West Wing, Building C, Tianyin Mansion), Xicheng District, Beijing, the People’s Republic of China
	Postal Code :	100031	Telephone No.: 66491999
	Facsimile :	66491888」

is hereby amended as follows:

	「Company’s registered address:		Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China
	Postal Code :	100031	Telephone No.: 63226999
	Facsimile :	63226888」

(b)	The original Article 15 which provides that:

「With the approval of the examination and approval departments authorized by the State Council, the aggregate amount of the ordinary shares issued by the Company amounted to 5 billion shares, 3.75 billion of which were issued to the promoters (domestic shares) upon the establishment of the Company, constituting 75% (seventy-five percent) of the total number of the then ordinary shares in issue.

1.25 billion of the ordinary shares issued after the establishment of the Company were overseas listed foreign shares, constituting 25% (twenty-five percent) of the total number of the then ordinary shares in issue.

Following the passing of a special resolution in a general meeting of shareholders and approval by the relevant departments of the Chinese government, the Company completed the issuing and placing of 250 million overseas listed foreign shares and 400 million domestic shares on 4 March 1998. The share capital structure after taking into account the above placing and allotment was as follows: 5.65 billion ordinary shares, of which 4.15 billion were held by shareholders of domestic shares, accounting for approximately 73.45% of the total ordinary shares issued by the Company; and 1.5 billion shares were held by shareholders of overseas listed foreign shares, accounting for approximately 26.55% of the total ordinary shares issued by the Company.

Following the passing of a special resolution in a general meeting of shareholders and approval by the relevant departments of the Chinese government, the Company completed the issuing and placing of 350 million domestic shares in 2001, of which 250 million shares were domestic listed shares and 100 million shares were domestic non-listed shares.

Following the above-mentioned capital increase and placement of shares, the share capital structure of the Company was: an aggregate of 6 billion ordinary shares, of which 250 million were held by shareholders of listed domestic shares, accounting for approximately 4.17% of the total share capital of the Company; other shareholders of domestic shares held 4.25 billion shares, accounting for 70.83% of the total share capital of the Company; and shareholders of overseas listed foreign shares held 1.5 billion shares, accounting for approximately 25% of the total share capital of the Company.

Following the passing of a special resolution in the general meeting of shareholders, the Company distributed profits to the shareholders in 2004 by bonus shares, totalling 3,013,835,600 shares, and increased the registered share capital by injecting retirement fund, and distributed 3,013,835,600 bonus shares to the shareholders.

Currently, the share capital structure of the Company is: 12,055,383,440 ordinary shares issued by the Company in total, of which 9,000,000,000 shares are held by shareholders of listed domestic shares, accounting for approximately 74.66% of the total share capital of the Company; and shareholders of overseas listed foreign shares hold 3,055,383,440 shares, accounting for approximately 25.34% of the total share capital of the Company.」

is hereby amended as follows:

「With the approval of the examination and approval departments authorized by the State Council, the aggregate amount of the ordinary shares issued by the Company amounted to 5 billion shares, 3.75 billion of which were issued to the promoters (domestic shares) upon the establishment of the Company, constituting 75% (seventy-five percent) of the total number of the then ordinary shares in issue.

1.25 billion of the ordinary shares issued after the establishment of the Company were overseas listed foreign shares, constituting 25% (twenty-five percent) of the total number of the them ordinary shares in issue.

Following the passing of a special resolution in a general meeting of shareholders and approval by the relevant departments of the Chinese government, the Company completed the issuing and placing of 250 million overseas listed foreign shares and 400 million domestic shares on 4 March 1998. The share capital structure after taking into account the above placing and allotment was as follows: 5.65 billion ordinary shares, of which 4.15 billion were held by shareholders of domestic shares, accounting for approximately 73.45% of the total ordinary shares issued by the Company; and 1.5 billion share were held by shareholders of overseas listed foreign shares, accounting for approximately 26.55% of the total ordinary shares issued by the Company.

Following the passing of a special resolution in a general meeting of shareholders and approval by the relevant departments of the Chinese government, the Company completed the issuing and placing of 350 million domestic shares in 2001, of which 250 million shares were domestic listed shares and 100 million shares were domestic non-listed shares.

Following the above-mentioned capital increase and placement of shares, the share capital structure of the Company was: an aggregate of 6 billion ordinary shares, of which 250 million were held by shareholders of listed domestic shares, accounting for approximately 4.17% of the total share capital of the Company; other shareholders of domestic shares held 4.25 billion shares, accounting for 70.83% of the total share capital of the Company; and shareholders of overseas listed foreign shares held 1.5 billion shares, accounting for approximately 25% of the total share capital of the Company.

Following the passing of a special resolution in the general meeting of shareholders, the Company distributed profits to the shareholders in 2004 by bonus shares, totalling 3,013,835,600 shares, and increased the registered share capital by injecting retirement fund, and distributed 3,013,835,600 bonus shares to the shareholders.

Currently, the share capital structure of the Company is: 12,055,383,440 ordinary shares issued by the Company in total, of which 9,000,000,000 shares are held by shareholders of listed domestic shares, accounting for approximately 74.66% of the total share capital of the Company; and shareholders of overseas listed foreign shares hold 3,055,383,440 shares, accounting for approximately 25.34% of the total share capital of the Company.」

Following the passing of a special resolution in a general meeting of shareholders and approval by the relevant department of the Chinese government, the Company completed the issuance of 500 million overseas listed foreign shares and the 1.5 billion domestic listed shares in December 2010.

Currently, the share capital structure of the Company is: 14,055,383,440 ordinary shares, of which 10,500,000,000 shares are held by shareholders of listed domestic shares, accounting for approximately 74.70% of the total share capital of the Company; and shareholders of overseas listed foreign shares hold 3,555,383,440 shares, accounting for approximately 25.30% of the total share capital of the Company.」

(c)	The original Article 19 which provides that:

「The registered capital of the Company is RMB12,055,383,440.」

is hereby amended as follows:

「The registered capital of the Company is RMB14,055,383,440.」

GENERAL INFORMATION

A circular containing, among other things, further details of the proposed change of the Company’s registered address and proposed amendments to the Articles of Association together with the notice of the AGM, the form of proxy and the reply slip will be dispatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context otherwise requires:

“AGM”
the 2010 annual general meeting of the Company to be held and convened in May 2011, to consider and approve, among other things, the change of the Company’s registered address and the amendments to the Articles of Association

“Articles of Association”	the articles of association of the Company as amended from time to time

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Company”	Huaneng Power International, Inc.

“Directors”	directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Shareholder(s)”	holder(s) of the share(s) of the Company

By Order of the Board
Huaneng Power International, Inc. Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng

(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
30 March 2011

Document 4

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

RESOLUTIONS PASSED AT
THE SIXTEENTH MEETING OF THE SIXTH SESSION
OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 29 March 2011, the Board of Directors (“the Board”) of the Company convened the Sixteenth Meeting of the Sixth Session of the Board at the Company’s head office at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing. Fifteen Directors were eligible to attend the meeting. The attendants of the meeting included fifteen Directors, either in person or by proxy (Director Zheng Jianchao, being engaged by other matters, was absent from the meeting and had appointed Director Shao Shiwei as his proxy for voting), the Supervisors, the Secretary of the Board and other senior management of the Company. The convening of this meeting complied with the Companies Law of the People’s Republic of China and the articles of association of the Company. Mr. Cao Peixi, Chairman, presided over the meeting. The following resolutions were considered and approved at the meeting:

1.	The Working Report of the President of the Company for 2010

2.	The Working Report of the Board of Directors of the Company for 2010

3.	The proposal on Write-off of the Assets Impaired

In 2010, the Company’s write-off of the fixed assets amounted to RMB32,255,967.10 and inventory amounted to RMB16,766,118.65.

4.	The audited financial statements of the Company for 2010

5.	The profit distribution plan of the Company for 2010

As per the annual financial statements audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company and PricewaterhouseCoopers, the net profit attributable to shareholders of the Company for the accounting year ended 31 December 2010 under PRC GAAP and International Financial Reporting Standards was RMB3,544,304,422 and RMB 3,347,984,085, respectively. 10% of the net profit attributable to shareholders of the Company before minority interest of the Company for 2010 under PRC GAAP (i.e. RMB3,544,304,422) should be appropriated to the statutory surplus reserve fund, amounting to RMB354,430,442. There was no appropriation to discretionary surplus reserve fund. According to the applicable laws and the articles of association of the Company, dividends for distribution by the Company are based on the lower of the amounts determined in accordance with the above two accounting standards.

The Company’s proposed profit distribution plan for 2010 is a cash dividend of RMB0.20 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,811,076,688.

6.	The proposal regarding the appointment of the Company’s auditors for 2011

It was resolved to re-appoint PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. as the PRC auditors of the Company and PricewaterhouseCoopers as the Company’s international auditors for 2011 with a total remuneration of RMB26.41 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB20.41 million and RMB6 million, respectively).

7.	The Special Report on the Retaining and Actual Application of the Proceeds from the Fund-raising Exercises by the Company

8.	The Self-evaluation Report on Internal Control of the Company by the Board of

Directors

9.	The Social Responsibility Report of Huaneng Power International, Inc. for 2010

10.	The Company’s annual report for 2010 and its extract

11.	The proposal regarding the issue of short-term debentures of the Company

It was agreed that (i) the Company may issue the PRC short-term debentures of a principal amount up to RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval is obtained; and (ii) an approval at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

12.	The proposal regarding the issue of super short-term debentures

It was agreed that (i) the Company may apply to the National Association of Financial Market Institutional Investors for the quota of the issue of super short-term debentures with a principal amount of not exceeding RMB20 billion within 12 months from the date of obtaining an approval at the gerenal meeting (to be issued within such period on a rolling basis); (ii) an approval at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

13.	The proposal regarding the general mandate for the issue of RMB–denominated debt instruments

For the purpose of enhancing flexibility and efficiency in the financing of the Company, it was agreed that (i) the Company may issue either in one or multiple-tranches financing instruments, including but not limited to RMB debentures, (for avoidance of doubt, the debt financing instruments mentioned herein excludes the short-term debentures and super short-term debentures under the proposal regarding the issue of short-term debentures of the Company and the proposal regarding the issue of super short-term debentures of the Company considered in this meeting) with a principal amount of up to RMB5 billion in or outside PRC within 12 months from the date the issue is approved at the general meeting; (ii) an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the issue of relevant debt financing instruments in accordance with the need of the Company and the market conditions as well as the supervisory provisions, including but not limited to the amount, interest, terms, potential investors and use of proceeds within the prescribed scope as set out in (i) above, and the production, execution and disclosure of all necessary documents.

14.	The proposal regarding the amendments to the Articles of Association of the Company

It was agreed to amend the Company’s Articles of Association and to submit the aforesaid amendments for approval at the Company’s general meeting.

15.	The proposal on election of new session of the Board of Directors of the Company

1.
It was agreed to nominate Mr. Cao Peixi, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Liu Shuyuan, Mr. Xu Zujian and Ms. Huang Mingyuan as the candidates of non-independent Directors for the seventh session of the Board of Directors.

	2.	It was agreed to nominate Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen as the independent Directors for the seventh session of the Board of Directors.

The above candidates for Board of Directors shall be submitted to the general meeting of the Company for review and discussion, of which the candidates of independent Directors shall only be submitted to general meeting after their qualifications have been reviewed and confirmed by Shanghai Stock Exchange.

The Board of Directors of the Company were satisfied on the performance of Mr. Wu Dawei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Zheng Jianchao during their terms of service as Directors of the Company. The Board of Directors of the Company highly appraised their contributions to the Company in the past years and expressed its sincere gratitude thereto.

16.	The proposal regarding the convening of the Company’s annual general meeting for 2010

As resolutions numbered 2, 4, 5, 6, 11, 12, 13 and 14 above should be tabled at the general meeting for 2010 for approval, the Board has decided to convene the annual general meeting for 2010 to approve such matters. The Independent Non-executive Directors of the Company have agreed to resolution numbered 15 above and expressed their independent opinion according to the requirements under relevant rules of the listing places of the Company’s shares.

By Order of the Board
Gu Biquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)

Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
30 March 2011

Document 5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

ANNOUNCEMENT OF RESULTS FOR 2010

Power generation by domestic power plants:	257 billion kWh
Consolidated operating revenue:	RMB104.318 billion
Net profit attributable to equity holders RMB3.348 billion of the Company:	RMB3.348 billion
Earnings per share:	RMB0.28
Dividend:	RMB0.20 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2010.

For the twelve months ended 31 December 2010, the Company recorded operating revenue of RMB104.318 billion, representing an increase of 35.72% compared to the same period of the previous year, and net profit attributable to equity holders of the Company of RMB3.348 billion, representing a decrease of 32.08% as compared with the same period of 2009. Earnings per share amounted to RMB0.28. The Board is satisfied with the Company’s performance last year.

The Board of the Company proposed to declare a cash dividend of RMB0.20 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2010

In 2010, confronted with complicated operation environment, the management and all staff of the Company gathered strength and effectively overcame difficulties, made advances and diligently implemented the duties of providing sufficient, reliable and clean energy to the society. The Company had made progress on aspects of project development, emission reductions, energy saving, capital operation and corporate governance, etc. As regards overseas business, the operating results of Tuas Power in Singapore steadily advanced, thus making contributions to the profit of the Company.

1.	Operating Results

For the twelve months ended 31 December 2010, the Company recorded a operating revenue of RMB104.318 billion, representing an increase of 35.72% compared to the same period of 2009. Net profit attributable to equity holders of the Company amounted to RMB3.348 billion, representing a decrease of 32.08% as compared with the same period of last year, with an earnings per share of RMB0.28.

As at the end of 2010, net assets per share amounted to RMB3.83, representing an increase of 9.74% over 2009.

The Audit Committee of the Company convened a meeting on 28 March 2011 and reviewed the 2010 annual results of the Company.

2.	Power Generation

In 2010, the Company increased its sales efforts in the power market, thereby grasping the growth trend of the national economy and the favorable conditions for substantial increase in the national electricity demand, expanding various marketing channels and increasing power generation. At the same time, a number of new generating units commenced operation during the year, thereby contributing to the increase in market share. As a result, the total domestic generation of the operating power plants of the Company in China amounted to 257 billion kWh in 2010, an increase of 26.25% over the same period last year. The accumulated electricity sold amounted to 241.8 billion kWh. The annual average utilization hours of the Company’s coal-fired generating units reached 5,564 hours, representing 533 hours above the average rate of the coal-fired generating units in China.

In 2010, the accumulated power generation of Tuas Power Ltd. in Singapore accounted for a market share of 24.7%, representing an increase of 0.4 percentage point compared to the same period of the previous year.

3.	Cost Control

In 2010, the condition of fuel supply was relatively complicated. Through reinforcement in communication and coordination with major contracted suppliers, the Company had effectively stabilized the major channels in the coal supply. At the same time, through expansion in the force for imported coal, active utilization of the internal available resources of China Huaneng Group (“Huaneng Group”), the Company had been able to fully utilized the economies of scale and management advantages, thereby effectively controlled the costs in fuel purchases. The unit fuel cost of power sold of the Company’s domestic power plants was RMB247.49 per MWh in 2010, representing an increase of 14.72% from the previous year.

4.	Energy Saving and Environmental Protection

As a power company primarily engaged in coal-fired power generation, the Company has all along placed utmost duties in power saving and emission reductions. In 2010, the Company had successfully achieved the target of power saving and emission reductions set in the eleventh five-year plan. All current coal-fired generating units have been installed with flue-gas desulphurisation operating device. Part of the units have been installed with denitrification operating device.

The average equivalent availability ratio of the Company’s domestic power plants was 95.09%. The average coal consumption rate for the power generated by the Company’s coal-fired generating units in 2010 was 297.54 grams/kWh, 3.54 grams/kWh lower than that of the same period of the previous year. The average coal consumption rate for power sold was 315.59 grams/kWh, representing a decrease of 4.51 grams/kWh as compared to the same period last year and 22.6 grams/kWh lower than the average level nationwide. The weighted average house consumption rate was 5.1%. The technical and economic indicators of the Company are maintained at a leading level in the PRC.

5.	Project Development

Construction of power generating projects of the Company progressed smoothly. In 2010, the newly acquired generating units by the Company that commenced operation included two coal-fired generating units (600 MW) at Gansu Pingliang Power Plant, and one coal-fired generating unit (600 MW) at Fujian Fuzhou Power Plant, which in aggregate increased the controlling generating capacity by 1,800 MW. In January 2011, one coal-fired generating unit (600 MW) at Hunan Yueyang Power Plant, Phase I Project of Hebei Kangbao Wind-Power Plant (with a total generation capacity of 49.5MW) and the first stage of the Phase II Project of Jiangsu Qidong Wind-Power Plant (with a total generation capacity of 50 MW) of the Company had respectively completed trial run. In addition, the installed generating capacity of some investee power generation companies has changed, the Company has carried out technological improvement to existing generating units and closed down small generating units. All these together further led to change in the installed generating capacity of the Company. As at 29 March 2011, the Company’s total controlling generation capacity was 54,402 MW, while the equity-based generation capacity was 50,935 MW.

The preliminary work of planned projects of the Company also progressed smoothly.

6.	Capital Operation

In 2010, capital operation of the Company realized new breakthroughs and the development momentum was further enhanced. The Company successfully completed the new issue of 1.5 billion A shares and 500 million H shares and completed the single largest equity refinancing by domestic listed power companies. Through the new issue, the Company improved its asset structure, increased its capital strength and laid the foundation for expanding the development space. Through the new issue, Huaneng Group confirmed that the Company is the only platform for the ultimate integration of the conventional energy business of Huaneng Group and further clarified the position and development objectives of the Company in the capital markets. With the completion in the acquisition of 50% equity interest of Shanghai Time Shipping and 30% equity interest of Hainan Nuclear Power during the year, the Company entered into the shipping and nuclear power arenas. The acquisition of the related assets of ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited has recently become effective and following the completion of the acquisition of Liaoning Suzihe Hydropower Project (37.5MW) in early 2011, the Company entered for the first time the hydropower market in Liaoning Province which was instrumental in improving the Company's power structure in Liaoning Province.

7.	Overseas Business

In 2010, Tuas Power in Singapore maintained stable operation of the generating units and seized market opportunities to continuously enhance the operating results and realized pre-tax profits of RMB853 million for the whole year, representing an increase of 16.8% as compared to the corresponding period of the previous year.

8.	Corporate Governance

In 2010, the Board of the Company won various honours by way of good governance, scientific system construction, disciplined operation and distinctive implementation: the Company won various awards: the "2010 Board of Directors Award" granted by the Shanghai Stock Exchange and the Sixth Asia Corporate Governance Award granted by magazine Asia Corporate Governance. It ranked 27th on the PRC listed company list of Fortune 500 (Chinese edition) and became the only listed company in the PRC’s power industry to enter the Top 30. It ranked 102nd in the 2010 Platts Energy Information Global Energy Enterprises (Listed Companies) 250 and ranked 7th in the category of global independent power producers and energy traders.

PROSPECTS FOR 2011

In 2011, due to the profound impact of the international financial crisis, China faces various new challenges including maintaining a stable and relatively rapid economic development, managing inflation expectations and adjusting economic structures. Certain unstable and uncertain factors still exist.

Regarding the power market, along with the in-depth development of China’s industrialization, informatization, urbanization and marketization, huge potentials of the domestic market and long-term growth of the macro economy, the long-term growth trend of power demand for the whole society will remain unchanged. However, the short-term uncertainty of the national economy will affect the continued rapid growth of power demand, thereby affecting the operating efficiency and development pace of the Company. At the same time, during the course of the advancement of power system reform, corresponding tariff mechanism reform is lagging behind which will bring about uncertainty to the Company’s operation.

Regarding the coal market, the current scale and location advantages of the Company are conducive to consolidate and enhance the ability to obtain stable coal resources and boost the Company’s strength amid the ever-changing operating environment. However, due to the impact of various factors, including rise of international coal prices, great demand for domestic coal, extreme weather and transportation bottleneck constraint, coal prices remain at high levels and there is still a possibility of tight coal supply during certain periods in some regions which will bring about new challenges to the stable fuel supply, control of fuel costs and enhancement of coal-electricity efficiency by the Company.

Regarding the capital market, adjustment of the State currency policy, tightening and strengthened control of the overall capital supply and continued rises of interest rates will bring about an adverse impact on the growth of the nationwide fixed asset investment and power demand, thereby posing new challenges to the protection of capital supply and reduction of funding costs by the Company.

In 2011, the main tasks of the Company are to further consolidate and enhance profitability, gather strength to create efficiency and work hard through innovations in a pioneering spirit and strive to lead in the market on the basis of scientific development and accelerated change in development mode focusing on the enhancement of economic efficiency. The Company will ensure safe and stable production, seize market opportunities, consolidate and enlarge the market share and strive to achieve the annual power generation of the Company’s domestic power plants to approximately 315 billion kWh and achieve the coal-fired generating unit utilization hours of the Company to 5,500 hours. The Company will expedite the construction and improvement of coal storage and transit shipment and the transportation supply protection system, actively expand fuel supply channels, strive to enhance coal protection ability, enhance the synergy of its sea transportation ability and resources, enhance fuel cost management and strive to reduce fuel costs, control production costs strictly, tap potentials and increase efficiency. The Company will continue to push forward energy saving and environment protection work, keep reducing energy consumption levels and keep major economic and technical indicators positive, enhance the management of projects in progress, continuously enhance the operation of new generating units, accelerate the change of development mode, consolidate and optimize geographical location and increase the ability of the Company in sustainable development. In accordance with the guidance of the government on energy policies, the Company will accelerate the construction of large-scale thermal power bases, accelerate the construction of co-generation projects, speed up the development of coal and power integration projects, actively push forward the development of natural gas and wind power projects, actively seek to invest, develop and construct hydropower, nuclear power and solar energy power generation projects, so as to make the Company stand out as a first-rate listed power company that boasts prominent edges in terms of cutting-edge technology, excellent management, reasonable geographical location, optimized structure, industry synergy, remarkable economic efficiency, simultaneous development of coal-fired power generation and clean energy power generation, excellent corporate governance and market value.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
MANAGEMENT’S DISCUSSION AND ANALYSIS

(Prepared under International Financial Reporting Standards (“IFRS”))

Overview

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through grid operators where the operating plants are located. The Company is committed to scientific development, increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active efforts to build a harmonious society.

Since its incorporation, the Company has continued to expand its operating scales, thus increasing its operating revenue. The Company has also been the industry leader in terms of competitiveness, effectiveness of resources utilization and environmental protection. Currently, the Company is one of the largest listed power producers in China. Its power generation operations are widely located, covering the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

Looking back in 2010, with the strong support of the shareholders and concerted efforts of the employees, as well as its commitment to scientific development and annual operating targets, the Company has actively responded to the changes in power, coal and capital markets, and achieved effective market expansions and explorations as well as fuels cost controls, completed construction projects as scheduled and succeeded in private share placements. In the meantime, the Company continued to diligently fulfill its social responsibilities to provide sufficient, reliable and clean electric power and achieved new progress in the areas of energy saving, project construction, generating units renovation and environmental protection.

A.	OPERATING RESULTS

	1.	2010 operating results

The Company completed its acquisitions of Zhanhua Co-generation, Luneng Jiaonan Port, Luneng Sea Transportation and Jilin Biological Power in December 2010. These four entities are included in consolidation scope of the Company since then.

The annual power generated of the Company’s domestic power plants for the year ended 31 December 2010 was listed below (in billion KWh):

	Power	Power
	generation	generation
Power Plant	in 2010	in 2009	Change

Dalian	7.912	8.386	-5.65%
Fuzhou	8.802	8.511	3.42%
Nantong	8.643	7.816	10.58%
Shangan	14.098	11.824	19.23%
Shidongkou II	6.510	6.691	-2.71%
Dezhou	16.143	14.910	8.27%
Shidongkou I	7.566	6.847	10.50%
Shantou Coal-fired	7.036	6.198	13.52%
Dandong	3.864	4.078	-5.25%
Nanjing	3.759	3.654	2.87%
Jining	5.271	2.044	157.88%
Changxing	1.077	1.585	-32.05%
Weihai	4.212	3.720	13.23%
Taicang	11.624	11.537	0.75%

Huaiyin	8.048	7.293	10.35%
Yuhuan	23.440	19.913	17.71%
Xindian	3.657	3.345	9.33%
Yushe	4.889	4.464	9.52%
Qinbei	13.961	12.510	11.60%
Luohuang	12.535	10.843	15.60%

	Power	Power
	generation	generation
Power Plant	in 2010	in 2009	Change

Shanghai CCGT	1.650	0.847	94.81%
Yueyang	5.786	5.225	10.74%
Yingkou	9.850	9.402	4.76%
Jinggangshan	8.252	3.194	158.36%
Pingliang	8.945	5.077	76.19%
Jinling CCGT	2.434	2.273	7.08%
Haimen	12.012	3.349	258.67%
Rizhao Phase II	8.152	7.307	11.56%
Yingkou Co-gengeration	3.669	0.123	2,882.93%
Beijing Co-generation	4.704	4.394	7.06%
Yangliuqing Co-generation	6.439	6.007	7.19%
Qidong Wind Power	0.214	0.153	39.87%
Shidongkou Power Generation	5.002	–	N/A
Jinling Coal-fired	6.458	–	N/A
Huade Wind Power	0.130	–	N/A
Zhanhua Co-generation*	0.206	–	N/A

Total	256.950	203.520	26.25%

*
Zhanhua Co-generation was newly acquired from Shandong Electric Power Corporation and included in consolidation scope of the Company from December 2010 onwards. The power generation included herein represented power generation in December 2010.

In 2010, the annual power generated by Tuas Power in Singapore accounted for 24.70% of the total power generated in Singapore, increased by 0.4% as compared to 24.30% in 2009.

In respect of the tariff, the average tariff of domestic power plants for the year ended 31 December 2010 was RMB421.66 per MWh, an increase of RMB4.43 per MWh from the year ended 31 December 2009.

In respect of fuel supply and cost controls, the increase of coal price contributed to an increase in fuel cost of the Company. Compared to last year, the Company’s fuel cost per unit of power sold increased by 14.72% to RMB247.49 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended 31 December 2010 increased by 35.72% from last year. For the year ended 31 December 2010, the Company and its subsidiaries recorded a net profit attributable to equity holders of the Company of RMB3.348 billion, decreased by 32.08% compared to the net profit attributable to equity holders of the Company of RMB4.930 billion for the year ended 31 December 2009. The decrease of profit was primarily due to the increase in fuel price.

2.	Comparative Analysis of Operating Results

	2.1	Operating revenue and tax & levies on operations

Operating revenue represents amounts receivable or received from power sold. For the year ended 31 December 2010, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB104.318 billion, representing a 35.72% increase form RMB76.863 billion for the year ended 31 December 2009. The increase in operating revenue was primarily attributable to the increased power generation and commencement of operations of new generating units. The operations of new generating units contributed approximately

RMB13.238 billion to the increase. The operating revenue of Singapore operations increased approximately by RMB4.664 billion for the year ended 31 December 2010 from last year.

Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power Plant	2010	2009	Change

Dalian	375.44	368.66	1.84%
Fuzhou	413.22	412.24	0.24%
Nantong	409.06	401.71	1.83%
Shang’an	378.59	372.41	1.66%
Shantou Coal-fired	521.34	525.38	-0.77%
Dandong	376.61	366.30	2.81%

Average tariff rate (VAT inclusive)
	(RMB/MWh)
Power Plant	2010	2009	Change

Shidongkou II	416.36	411.80	1.11%
Nanjing	414.19	407.58	1.62%
Dezhou	417.68	418.92	-0.30%
Weihai	456.31	459.90	-0.78%
Jining	401.53	406.10	-1.12%
Shidongkou I	435.52	425.76	2.29%
Taicang I	415.37	412.19	0.77%
Changxing	519.39	479.71	8.27%
Huaiyin Phase II	443.17	415.73	6.60%
Yushe	334.11	320.53	4.24%
Yingkou	387.78	383.58	1.10%
Jinggangshan	413.30	414.16	-0.21%
Luohuang	382.70	373.42	2.48%
Yueyang	435.71	434.26	0.33%
Qinbei	379.68	370.47	2.49%
Pingliang	275.91	261.02	5.70%
Yuhuan	459.86	467.54	-1.64%
Taicang II	414.13	398.36	3.96%

Xindian II	405.67	404.30	0.34%
Haimen	496.33	497.45	-0.23%
Rizhao Phase II	397.60	394.24	0.85%
Yingkou Co-generation	386.29	375.00	3.01%
Beijing Co-generation	474.21	482.42	-1.70%
Yangliuqing Co-generation	407.08	408.12	-0.26%
Shidongkou Power Generation	445.70	N/A	N/A
Zhanhua Co-generation	397.40	N/A	N/A
Shanghai CCGT	662.00	629.00	5.25%
Jinling	453.38	544.97	-16.81%
Tuas Power	927.89	765.31	21.24%
Qidong Wind Power	487.70	487.70	0.00%
Huade Wind Power	510.00	N/A	N/A

Tax and levies on operations mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. These surcharges also applied to direct foreign investment entities that have been approved by the government since December 2010, certain power plants of the Company are subject to these taxes since then. For the year ended 31 December 2010, the tax and levies on operations amounted to RMB148 million.

2.2	Operating expenses

For the year ended 31 December 2010, the total operating expenses of the Company and its subsidiaries was RMB95.541 billion, representing a 41.46% increase from RMB67.537 billion for the year ended 31 December 2009. The increase was primarily attributable to the increase in fuel prices and commencement of operations of new generation units. The operations of new generating units contributed RMB11.760 billion to the increase in consolidated operating expenses. Excluding the factor of the operations of new generating units, the operating expenses increased by RMB16.244 billion as compared to the operating expenses for the year ended 31 December 2009. Among this increase, the operating expenses of Singapore operations increased by RMB4.388 billion for the year ended 31 December 2010 from last year.

2.2.1	Fuel

Fuel cost represents the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2010, fuel cost of the Company and its subsidiaries increased 51.34% to RMB67.892 billion from RMB44.861 billion for the year ended 31 December 2009. The increase was primarily attributable to the increase in fuel price and power generated. The operations of new generating units accounted for RMB9.295 billion of the increase in fuel cost. Excluding the factor of the operations of new generating units, the fuel cost increased by RMB13.736 billion as compared to the fuel cost for the year ended 31 December 2009. Among this increase, fuel costs of Singapore operations increased by approximately RMB2.316 billion for the year ended 31 December 2010 from last year.

For the year ended 31 December 2010, the average unit price (excluding tax) of fuel coal was RMB517.20 per ton, representing a 12.23% increase from RMB460.83 per ton for the year ended 31 December 2009. Due to the increase in coal price, the fuel cost per unit of power sold of domestic power plants increased 14.72% to RMB247.49 per ton.

2.2.2	Maintenance

For the year ended 31 December 2010, the maintenance expenses of the Company and its subsidiaries amounted to RMB2.302 billion, representing a 13.10% increase from RMB2.035 billion for the year ended 31 December 2009. The operations of new generating units accounted for approximately RMB292 million of the increase, the maintenance expenses of the existing generating units decreased by approximately RMB25 million. Among the decrease, the maintenance expenses of Singapore operations increased by approximately RMB26 million.

2.2.3	Depreciation

For the year ended 31 December 2010, depreciation expenses of the Company and its subsidiaries increased by 21.87% to RMB10.447 billion from RMB8.572 billion for the year ended 31 December 2009. The increase was primarily attributable to the Company’s expansion.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payable to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs, etc. For the year ended 31 December 2010, the labor costs of the Company and its subsidiaries amounted to RMB4.067 billion, representing a 13.13% increase from RMB3.595 billion for the year ended 31 December 2009. The operations of new generating units contributed RMB390 million of the increase. The labor costs of Singapore operations increased by approximately RMB37 million.

2.2.5	Other operating expenses (including purchase of electricity and service fees paid to HIPDC)

Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, and Tuas Power’s purchase of electricity, etc. For the year ended 31 December 2010, other operating expenses (including purchase of electricity and service fee paid to HIPDC) of the Company and its subsidiaries was RMB10.833 billion, representing a 27.86% increase from RMB8.473 billion for the year ended 31 December 2009. The operations of new generating units contributed approximately RMB421 million to the increase of other operating expenses for the year ended 31 December 2010. The Singapore operations contributed approximately RMB 1.973 billion (among this increase, the purchase of electricity increased by approximately RMB1.918 billion).

2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

	2.3.1	Interest expense

For the year ended 31 December 2010, the interest expense of the Company and its subsidiaries was RMB5.283 billion, representing a 23.99% increase from RMB4.260 billion for the year ended 31 December 2009. The increase was primarily attributable to expensing instead of capitalizing interest upon commercial operation of new generating units, which accounted for RMB979 million of the increase. The interest expense of Singapore operations increased by approximately RMB45 million.

	2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2010, the exchange gains less bank charges of the Company and its subsidiaries amounted to RMB88 million, increased by RMB137 million compared to RMB-49 million for the year ended 31 December 2009. For the year ended 31 December 2010, the exchange gains of the Company and its subsidiaries was RMB134 million, representing an increase of approximately RMB93 million from approximately RMB41 million for the year ended 31 December 2009. The net exchange differences and bank charges of Singapore operations increased by approximately RMB160 million.

2.4	Share of profits of associates

For the year ended 31 December 2010, the share of profits of associates was RMB569 million, a RMB187 million decrease from RMB756 million for the year ended 31 December 2009. The decrease was primarily due to the decrease of associates’ net profit for the year ended 31 December 2010.

2.5	Income Tax Expense

For the year ended 31 December 2010, the Company and its subsidiaries recorded an income tax expense of RMB843 million, representing an increase by 41.92% from RMB594 million for the year ended 31 December 2009. The increase was primarily due to the utilization of prior year unrecognized tax losses last year. The Singapore operations contributed an increase of approximately RMB28 million.

2.6	Net profit, Profit attributable to the equity holders of the Company and non-controlling interests

For the year ended 31 December 2010, the Company and its subsidiaries achieved a net profit of RMB3.321 billion, representing a decrease of RMB1.789 billion from RMB5.110 billion for the year ended 31 December 2009. The decrease was largely attributable to the increase in fuel price. For the year ended 31 December 2010, the profit attributable to equity holders of the Company was RMB 3.348 billion, representing a decrease of RMB1.582 billion from RMB4.930 billion for the year ended 31 December 2009. The profit attributable to equity holders of the

Company from its Singapore operations increased by RMB105 million to RMB691 million. The loss attributable to non-controlling interests of the Company was RMB27 million for the year ended 31 December 2010, compared to a profit of RMB181 million for the year ended 31 December 2009.

2.7	Comparison of financial positions

The assets and liabilities of the Company and its subsidiaries experienced significant change compared to that at the beginning of the year, due to acquisitions of power plants and continued investments in construction projects.

	2.7.1	Comparison of asset items

As at 31 December 2010, total assets of the Company and its subsidiaries were RMB227.938 billion, representing a 15.19% increase from RMB197.887 billion as at 31 December 2009. Non-current assets increased by 13.06% to RMB196.382 billion, primarily due to the continued investments in construction projects and acquisitions of power plants. Current assets increased by 30.45% to RMB31.556 billion, primarily due to the increase in cash and cash equivalents from issuance of additional shares.

As at 31 December 2010, total assets of Singapore operations were RMB27.998 billion, including RMB22.753 billion of non-current assets and RMB5.245 billion of current assets.

	2.7.2	Comparison of liability items

As at 31 December 2010, total liabilities of the Company and its subsidiaries were RMB165.513 billion, representing a 12.41% increase from RMB147.239 billion as at 31 December 2009, primarily attributable to the increased borrowings for construction projects. Non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans and bonds. The increase of current liabilities was largely attributable to increased short-term borrowings.

As at 31 December 2010, interest-bearing debts of the Company and its subsidiaries totaled approximately RMB141.984 billion. The interest-bearing debts consisted of long-term loans (including those maturing within a year), long-term bonds, short-term loans, short-term bonds and notes payable. The interest-bearing debts denominated in foreign currencies were approximately RMB7.093 billion.

As at 31 December 2010, total liabilities of Singapore operations were RMB18.670 billion, including RMB17.025 billion of non-current liabilities and RMB1.645 billion of current liabilities.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, the Company’s equity items increased during the year, primarily attributable to the increase of RMB10.274 billion from issuance of additional shares by the Company, compared to the decrease of RMB258 million and RMB21 million resulting from the post-tax impact of decreased fair value of tradable stocks held by the Company and the post-tax impact of cash flow hedge of Tuas Power, respectively.

2.7.4	Major financial position ratios

	2010	2009

Current ratio	0.38	0.41
Quick ratio	0.32	0.34
Ratio of liabilities and shareholders’ equity	3.08	3.50

Multiples of interest earned	1.55	1.79

Formula of the financial ratios:

balance of current assets as at year end
Current ratio =
balance of current liabilities as at year end

(balance of current assets as at year end – inventories as at year end)
Quick ratio =
balance of current liabilities as at year end

Ratio of liabilities and = shareholders’ equity	balance of liabilities as at year end balance of shareholders’ equity
(excluding non-controlling interests) as at year end

Multiples of = interest earned	(profit before income tax expense + interest expense) interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at a relatively low level for the years ended 31 December 2010 and 2009, and decreased slightly at the year end of 2010 from the year end of 2009. The decrease in the ratio of liabilities and shareholders’ equity at the year end of 2010 from the year end of 2009 was primarily due to the issuance of additional shares by the Company. The multiples of interest earned decreased, primarily attributable to the decrease of net profit ended 31 December 2010.

B.	LIQUIDITY AND CASH RESOURCES

	1.	Liquidity

	For the year ended 31 December
	2010	2009	Change
	RMB billion	RMB billion	%

Net cash provided by
operating activities	18.067	14.981	20.60%
Net cash used in
investing activities	-26.981	-24.880	8.44%
Net cash provided by
financing activities	13.063	9.503	37.46%
Exchange gains	0.050	0.056	-10.71%

Net increase (decrease) in cash
and cash equivalents	4.199	-0.340	-1,335.00%

Cash and cash equivalents as at
the beginning of the year	5.227	5.567	-6.11%

For the year ended 31 December 2010, net cash provided by operating activities of the Company was RMB18.067 billion, of which RMB1.686 billion was from its operating activities in Singapore. The increase in cash used in investing activities was mainly attributable to the acquisitions of Luneng Project. The increase in cash provided by financing activities was mainly attributable to the shares issuance. The Company expects to continue its focus on construction projects in 2011. As at 31 December 2010, cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, Japanese Yen and HK dollar were RMB4.362 billion, RMB1.888 billion, RMB1.157 billion, RMB7 million, and RMB2.012 billion, respectively.

As at 31 December 2010, net current liabilities of the Company and its subsidiaries were approximately RMB52.081 billion. Based on the

Company’s proven financing records, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expense.

2.	Capital expenditures and cash resources

	2.1	Capital expenditures on acquisitions

On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with Shandong Electric Power Corporation (“Shandong Power”) and Shandong Luneng Development Group Company Limited (“Luneng Development”), which the Company agreed to acquire 100% equity interest in the registered capital of Diandong Energy, 100% equity interest in the registered capital of Diandong Yuwang, 100% equity interest in the registered capital of Zhanhua Co-generation, 100% equity interest in the registered capital of Jilin Biological Power, 60.25% equity interest in the registered capital of Luoyuanwan Harbour, 58.3% equity interest in the registered capital of Luoyuanwan Pier, 73.46% equity interest in the registered capital of Ludao Pier, 100% equity interest in the registered capital of Luneng Jiaonan Port, 53% equity interest in the registered capital of Luneng Sea Transportation, and development rights with respect to the preliminary stage projects (including Rizhao Lanshan 4×660 MW coal-fired project and Luoyuanwan 2×660 MW coal-fired project), all of which were owned by Shandong Power, and 39.75% equity interest in the registered capital of Luoyuanwan Harbour owned by Luneng Development. The aggregate consideration for the above-mentioned acquisitions of equity interests is RMB8.625 billion. As at 31 December 2010, the Company has paid up RMB4.658 billion.

As at 31 December 2010, among the 9 entities above, the Company has obtained controls of Zhanhua Co-generation, Luneng Jiaonan

Port, Luneng Sea Transportation and Jilin Biological Power. These 4 entities are included in the consolidation scope of the Company for the year of 2010.

On 1 December 2010, the Company entered into the Time Shipping Interest Transfer Agreement and the Hainan Nuclear Interest Transfer Agreement with Huaneng Energy & Communications Holding Co., Ltd. (“HEC”) and Huaneng Group, respectively, which the Company agreed to acquire the equity interests in Time Shipping and Hainan Nuclear. The Company paid RMB1.058 billion to HEC as consideration for transfer of equity interest in Time Shipping and RMB174 million to Huaneng Group as consideration for transfer of equity interest in Hainan Nuclear.

2.2	Capital expenditures on construction and renovation projects

The capital expenditures for the year ended 31 December 2010 were RMB20.732 billion, mainly used in construction and renovation projects, including RMB1.282 billion for Fuzhou expansion project, RMB2.204 billion for Haimen power project, RMB310 million for Jining Co-generation project, RMB 389 million for Jinggangshan expansion project, RMB1.011 billion for Weihai expansion project, RMB1.618 billion for Qinbei expansion project, RMB1.105 billion for Yueyang expansion project, RMB382 million for Pingliang expansion project, RMB546 million for Jinling Coal-fired expansion project, RMB533 million for Shidongkou Power Generation project, RMB853 million for Beijing Co-generation expansion project, RMB417 million for Qidong Wind Power project, RMB344 million for Yingkou Co-generation project, RMB1.514 billion for Zuoquan power project, RMB1.847 billion for Jiuquan Wind Power project and RMB311 million for Kangbao Wind Power project. The expenditures on construction projects in Singapore were RMB990 million. The expenditures on other construction projects and renovations were RMB2.323 billion and RMB2.753 billion, respectively.

The capital expenditures above are sourced mainly from internal capital, cash flows provided by operating activities, and debts and equity financing.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the foundation for its long-term growth. The Company expects to finance the capital expenditures above through internal funding, cash flows provided by operating activities and debts and equity financing. The cash requirements, usage plans and cash resources of the Company for next two years are as follows:

(unit: RMB billion)

Capital			Cash	Financing
expenditure	Contractual	Financing	resources	costs and
arrangement	arrangement	methods	arrangements	note on use

	2011	2012	2011	2012

Thermal power	13.267	10.8	13.267	10.8	Debts and	Internal cash	Within the floating
projects					equity	resources	range of
					financing	& bank	benchmark
						loans, etc	lending interest
							rates of PBOC

	Capital					Cash	Financing
	expenditure		Contractual		Financing	resources	costs and
	arrangement		arrangement		methods	arrangements	note on use
	2011	2012	2011	2012

Hydropower	0.440	0.09	0.440	0.09	Debts	Internal cash	Within the floating
projects					financing	resources	range of
						& bank	benchmark
						loans, etc.	lending interest
rates of PBOC
Wind power	1.707	2.5	1.707	2.5	Debts and	Internal cash	Within the floating
projects					equity	resources	range of
					financing	& bank	benchmark
						loans, etc.	lending interest
rates of PBOC
Port projects	0.583	2.77	0.583	2.77	Debts	Internal cash	Within the floating
					financing	resources	range of
						& bank	benchmark
						loans, etc.	lending interest
rates of PBOC

Renovation	2.715	–	2.715	–	Debts	Internal cash	Within the floating
projects					financing	resources	range of
						& bank	benchmark
						loans, etc.	lending interest
rates of PBOC

2.3	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditures and acquisition costs primarily through internal capital, cash flows from operating activities and debts and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As at 31 December 2010, the Company and its subsidiaries had undrawn banking facilities of over RMB100 billion granted by Bank of China, China Construction Bank and China Development Bank, etc.

The Company has completed the issuance of short-term bonds in two tranches installments on 24 March 2010 and 2 July 2010, each at principal amount of RMB 5 billion and nominal annual interest rates of 2.55% and 3.20%, respectively. Both of the bonds were denominated in RMB, issued at par value, and mature in 270 days and 365 days, respectively. The RMB5 billion short-term bonds issued by the Company on 24 March 2010 have matured and were repaid on 19 December 2010.

As at 31 December 2010, short-term loans of the Company and its subsidiaries totaled RMB44.047 billion (2009: RMB24.730 billion). Including which, borrowings from banks were charged at annual interest rates ranging from 1.80% to 5.31% (2009: 1.30% to 7.47%).

Short-term bonds payable by the Company and its subsidiaries totaled RMB5.070 billion as at 31 December 2010 (2009: RMB10.101 billion).

As at 31 December 2010, long-term loans of the Company and its subsidiaries totaled approximately RMB78.967 billion (2009: approximately RMB80.517 billion), consisting of loans denominated in Renminbi of approximately RMB56.187 billion (2009: approximately RMB57.344 billion), in US dollars of approximately US$943 million (2009: approximately US$1.046 billion), and in Euro of approximately Euro 95 million (2009: approximately Euro 105 million). Included in the above, U.S. dollar denominated borrowings were approximately US$812 million (2009: US$820 million) floating-rate borrowings. Singapore dollar and Japanese Yen denominated borrowings were all floating-rate borrowings. For the year ended 31 December 2010, long-term bank loans of the Company and its subsidiaries bore annual interest rates from 0.51% to 6.97% (2009: 1.44% to 7.56%).

As at 31 December 2010, the borrowings for its operation in Singapore were all long-term loans from bank, approximately in aggregate of RMB15.687 billion, denominated in Singapore dollar and bearing annual floating rates from 2.15% to 4.25%.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements for daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.4	Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In 2010, in accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders’ meeting), the Company expects to pay a cash dividend of approximately RMB2.811 billion.

2.5	Maturity profile of borrowings

	(Unit: RMB billions)

	2011	2012	2013	2014	2015

Principal proposed
to be repaid	64.9	16.2	7.3	10.4	2.7
Interest proposed
to be repaid	5.2	3.2	2.7	2.4	2.0

Total	70.1	19.4	10.0	12.8	4.7

Note:	(1)	This table is prepared according to the amounts in the contracts which have been entered into;

	(2)	The amounts of the principal to be repaid in 2011 is relatively large because this includes expected repayments of short-term loans and short-term bonds.

C.	TREND INFORMATION

According to the National Power Industry Statistics Express for 2010 issued by China Electricity Council, as at 31 December 2010, nationwide installed capacity reached 962,000 MW, representing a 10.08% year-on-year increase. For the year ended 31 December 2010, power generated throughout PRC reached 4.2280 trillion kWh, representing a 14.85% year-on-year increase. Coal-fired power accounted for 3.4145 trillion kWh, or approximately

80.76% of the total power generated, representing a 13.38% increase from last year. The utilization hours of generating equipment increased against the background of a generally balanced power market and continually growing consumption of electricity nationwide with the improved economy in China. For the year ended 31 December 2010, nationwide average accumulated utilization hours of power plants with 6,000 KW and above capacities were 4,660 hours, representing an increase of 114 hours from the year ended 31 December 2009. Utilization hours of coal-fired power generating equipment were 5,031 hours, representing an increase of 166 hours from the same period last year. In the year 2010, the Company’s newly operated generating units include two 600 MW coal-fired generating units of Gansu Plingliang Power Plant, and one 660 MW coal-fired generating units of Fujian Fuzhou Power Plant. The operation of new generating units contributed to an aggregate of 1,800 MW of the Company’s controlling generation capacity. In January 2011, one 600 MW coal-fired generating unit of Hunan Yueyang Power Plant, the Phase I of Hebei Kangbao Wind Power Plant (with a total capacity of 49.5 MW), and the first stage of Phase II of Jiangsu Qidong Wind Power Plant (with a total capacity of 50 MW) completed their trial run, respectively. In addition, the acquisition of assets from Shandong Power and Luneng Development became effective recently, capacity of certain investees have changed, and the Company also conducted technical renovation on existing generating units and shut down small generating units, which resulted in the change in the Company’s aggregate installed capacity. As at 29 March 2011, the Company had a controlling generation capacity of 54,402MW, and an equity-based generation capacity of 50,935MW. The Company’s power plants are widely located in various provinces and municipalities directly under the central government, including Shandong, Liaoning, Zhejiang, Guangdong, Jiangsu, Hebei, Fujian, Jiangxi, Chongqing, Gansu, Beijing and Shanghai. In addition, the Company wholly owned a power operation company in Singapore.

1.	Development trend of power market

According to the National Power Supply and Demand as well as Economic development Trend Analysis and Forecast (2010-2011 operation issued by China Electricity Council), in 2011, China’s economy expects to maintain steady and rapid growth, the demand for electricity will continue to increase, and a generally balanced supply-demand of electricity is expected to continue nationwide during 2011 with anticipated supply-over-demand in certain areas, assuming normal supply of coals and water. However, power shortage is anticipated to occur in certain areas because of uncertainties including climate change as well as supply of water and coals. Specifically, power shortage may occur in Northeast China, East China and South China; a generally balanced supply-demand of electrify is expected in Central China with sporadic power shortage; supply of electricity is expected to be over demand in Northeast China and Northwest China; and certain provinces in Northwest China may experience structural power shortage.

2.	The trend of fuel supply

Coal production capacity is expected to increase significantly in 2011. The supply of coals will be generally sufficient for its demand, but shortage in coal supply is expected to occur structurally, regionally and sporadically. Given the impact of market coal price fluctuation and railway transport capacity, the stable supply and price of coals nationwide may be affected by some uncertainties in certain areas. The Company will perform its annual contract accordingly to the market conditions, ensure consistent power supply, improve procurement structure, capitalize on international resources to ease the pressing demand for resources within the PRC, expand reliable coal supply channels by developing coal projects in cooperation with coal enterprises, and secure coal transport capacity from Shanghai Time Shipping Co., Ltd to ensure transport availability for coastal plants. The Company will also strengthen fuels management throughout its power generation process, and make efforts to control fuel costs.

3.	The trend of capital market

The People’s Bank of China (“PBOC”) is expected to continue its prudent monetary policy in 2011. As at 25 March 2011, PBOC has raised the RMB deposit reserve requirement ratio three times and the benchmark interest rate for deposits and lending once, and is generally expected to further raise the reserve requirement ratio and the benchmark interest rate during 2011. Consequently the capital market in China experienced tightened liquidity and increased funding cost. Based on the Company’s outstanding borrowing from Bank as at 31 December 2010, the Company will incur additional interest expenses of RMB 334 million if the RMB lending interest rate increases by 50 percentage points, assuming other conditions remaining unchanged. The Company will make appropriate funding arrangement according to then market conditions, explore new funding opportunities, and make efforts to control funding costs while satisfying funding needs.

D.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003, and acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. These investments brought a profit of RMB339 million to the Company for the year ended 31 December 2010 under IFRS. After Shenzhen Energy acquired most of its assets by way of designated share placement, Shenzhen Energy Group will be liquidated when appropriate. Upon Shenzhen Energy Group’s liquidation, the Company will hold directly 25.01% equity interest in Shenzhen Energy. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as at 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB257 million for the year ended 31 December 2010 under IFRS. This investment is expected to provide steady returns to the Company.

E.	EMPLOYEE BENEFITS

As at 31 December 2010, the Company and its subsidiaries had domestic and overseas 33,811 employees in total. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management skills, technical skills and marketing skills. These programs enhanced both the knowledge and operational skills of the employees.

F.	GUARANTEES AND PLEDGES ON LOANS AND RESTRICTED ASSETS

As at 31 December 2010, the Company provided guarantee for Tuas Power’s long-term bank borrowings of approximately RMB15.653 billion.

As at 31 December 2010, the Company and its subsidiaries have pledged for the following borrowings:

1.
The Company pledged certain accounts receivable for certain short-term loans borrowed in 2010. As at 31 December 2010, the balance of the secured loans was RMB1.389 billion, and the pledged accounts receivables amounted to approximately RMB1.513 billion.

	2.	As at 31 December 2010, secured short-term loans of RMB10 million represented the discounted notes receivable with recourse.

As at 31 December 2010, restricted bank deposits amounted to RMB121 million, which were mainly security deposits.

The Company had no material contingent liabilities as at 31 December 2010.

G.	ACCOUNTING STANDARDS WITH SIGNIFICANT IMPACT ON THE FINANCIAL STATEMENTS OF THE COMPANY

For the significant changes in accounting standards for the year ended 31 December 2010 thereof, see Note 2 to the Financial Information extracted from Financial Statements prepared under IFRS.

H.	SENSITIVITY ANALYSIS TO IMPAIRMENT TEST

	1.	Goodwill impairment

Separately recognized goodwill are test for impairment by the management at the end of each year. In 2010, based on the impairment tests, except for the goodwill arising from acquisition of Yushe Power Company, no goodwill was impaired. Due to the continuous increase in coal price and lower profitability, full impairment of related goodwill was provided based on the result of impairment test.

As at 31 December 2010, goodwill of the Company and its subsidiaries totaled RMB12.641 billion. Changes of tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2010, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB 412 million and RMB 815 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB 378 million and RMB 806 million, respectively.

	2.	Property, plant and equipment impairment

Property, plant and equipment are tested for impairment when there is any impairment indication on balance sheet date. In 2010, due to continuous increase of coal price and lower profitability, Zhuozhou Co-generation has recorded impairment losses of certain property, plant and equipment amounted to RMB 8.48 million.

Changes of tariff and fuel price will affect the impairment assessments result of property, plant and equipment. As at 31 December 2010, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB 429 million and RMB 8.205 billion, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB 277 million and RMB4.552 billion, respectively.

I.	RISK FACTORS

In 2011, the PRC government is expected to take active, sound, prudent and flexible macro-economic policies, deal with the correlations between the sound and rapid economic growth, economic restructuring and inflation controls strategically, accelerate economic restructuring, and develop the economy towards a more coordinated, sustainable and organically-driven growth. In furtherance of the development and reform of the power industry, the implementation of certain policies on power industry will bring unprecedented opportunities and challenges to the Company’s development.

The Company will keep close watch on China’s economy and related government policies, promptly analyze its impact on the profitability of the Company, make best efforts to minimize the risks to which the Company is exposed, and seize opportunities to accelerate growth.

	1.	Risks relating to power market

In 2010, power demand in the PRC experienced steady growth with the continuously improved national economy. In 2011, the nationwide economy is expected to continue develop favorably, and the power demand will therefore sustain its growth trend. The power supply in the PRC continues to grow with the operations of more and more new generating units, particularly the rapid growth of wind and other renewable power generation units. In addition, as impacted by the energy-saving, emission-reduction, and energy-efficient power generation and dispatch policies and “equitable, fair and open” power dispatch policies, the coal-fired power generators are expected to face more uncertainties regarding government policies as well as market competition. According to the government work report delivered at the 4th convention of the 11th national people’s congress, China expects to grow its GDP by 8% in 2011. Based on this expectation, the China Electricity Council estimates that electricity consumption nationwide will grow by approximately 12% in 2011, and the utilization hours of coal-fired generating units will increase by approximately 170 hours to 5,200 hours in 2011. The long overdue adjustment of power tariff-setting policies amid the sustained high coal prices will have material effect upon the Company’s operation. The Company will further its efforts for enhanced risk management, improve its analysis of the market condition and industry policy, implement effective measures in an effort to increase the utilization hours, advocate for the implementation of coal-electricity linkage mechanism, and minimize operating risks.

2.	Risks relating to coal supply market

Coal production capacity is expected to increase significantly in 2011. The supply of coals will be generally sufficient for its demand, but shortage in coal supply is expected to occur structurally, regionally and sporadically. The thermal coal contract for year 2011 had been signed, and the contract volume increased compared with last year. However, given the impact of market coal price fluctuation and railway transport capacity, the stable supply and price of coals nationwide may be affected by some uncertainties in certain areas. The Company will perform its annual contract accordingly to the market conditions, ensure consistent power supply, improve procurement structure, increase the purchase of economical coal, capitalize on international resources to ease the pressing demand for resources within the PRC, accelerate the exploitation and utilization of the controllable resources of the Company, expand reliable coal supply channels by developing coal projects in cooperation with coal enterprises, and adjust price strategies in time. The Company will also strengthen fuels management throughout its power generation process, and make efforts to control fuel costs.

3.	Risks relating to environment protection requirements

The PRC government imposed higher standards on the emission of air pollutant by coal-fired power generators. In accordance with the newly promulgated emission standards, during the 12th Five Year, the Company will increase its investment in environmental protection, install denitrification facilities on all coal-fired generating units, reconstruct highly smoke and gas anti-dust devices, reconstruct certain flue gas desulfurization devices to increase capacity/efficiency, put in place online monitoring of the emission of mercury pollutants with smoke and gas from coal-fired generating units, as well as to set up points for mercury removal technology on trial basis, in order to meet the new emission standards requirement. The new emission standards make it more difficult for the Company to control its capital expenditure and decrease its production costs. To strictly comply with the government’s policies and regulations on energy saving and environment protection, the Company will apply advanced technologies and enhanced management standards; develop advanced, highly capable and effective coal-fired generating units; improve renovation on existing generating units; and phase out outdated capabilities; so as to effectively enhance the efficiency in energy saving and environment protection and realize the clean development target.

4.	Financial risks

(1) Interest rate risk

Domestic operations: the interest bearing debts denominated in RMB accounted for over 90% of the Company’s total debts. Hence,

the change of RMB interest rates will directly affect the Company’s borrowing costs. The interest bearing debts denominated in foreign currencies accounted for less than 10% of the Company’s debts, and approximately half of such debts are floating rate borrowings. The Company has entered into an interest rate swap agreement to hedge approximately half of the debts with floating interest rates, and thus, the fluctuation of the interest rates on foreign currencies borrowings is expected to minimal impact on the Company.

Oversea operations: the interest bearing debts for the Singapore operations were all denominated in Singapore dollar and bear floating interest rates. The Company has entered into a series of interest rate swap agreements to hedge approximately half of these debts, and given the prevailing lower level of the interest rates of Singapore dollar borrowings, the recent fluctuation of interest rates of Singapore dollar borrowings is not expected to have material adverse effect on the Company.

(2)	Exchange rate risk

Domestic operations: the interest bearing debts denominated in foreign currencies account for less than 10% of the Company’s total debts, mainly denominated in US dollar. Given the steadily upward trend of the exchange rate of RMB to US dollar, the recent fluctuation of exchange rates is not expected to have material adverse effect on the Company.

Oversea operations: the imported fuels by Tuas Power, a subsidiary of SinoSing Power, was settled in US dollar. Considering the fluctuation of the exchange rate of Singapore dollar to US dollar, Tuas Power has entered into forward exchange contracts to hedge against its exposure to potential exchange risks.

SHARE CAPITAL STRUCTURE

As at 31 December 2010, the entire issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company while China Huaneng Group held 1,568,001,203 shares, representing 11.16% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,865,336,679 shares, representing 27.49% of the total issued share capital.

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB25.815 billion paid.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy, keep increasing its profitability and achieve continuous growth of return on equity.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits in the financial statements prepared under the PRC Accounting Standards and the International Financial
Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.20 (inclusive of tax) for each share to all shareholders for the year 2010. All dividend will be paid after the shareholders’ approval is obtained at the annual general meeting of the Company.

In accordance with the Corporate Income Tax Law of the PRC and its implementation regulations which came into effect on 1 January 2008, the

Company is required to withhold and pay corporate income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. Any H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, corporate income tax shall be withheld from dividends payable to such shareholder(s).

As the Company has not yet confirmed the date for convening the 2010 annual general meeting, or the record date or the period for closure of register to determine shareholder’s qualification of receiving the dividend, the Company will announce such details in the notice of annual general meeting to be published upon the confirmation thereof. The Company shall comply with the relevant rules and regulations to withhold and pay corporate income tax on behalf of the relevant shareholders based on the register of members of the Company as of the record date.

During the reporting period, there was neither change in the Company’s accounting estimates, nor was there any correction of material accounting errors. Please refer to Note 2 to the financial information extracted from financial statements prepared under IFRS for details of relevant new standards, amendments to standards and interpretations adopted by the Company and its subsidiaries effective from the financial year beginning 1 January 2010.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell any shares or other securities of the

Company and did not purchase or redeem any shares or other securities of the Company in 2010.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company and its subsidiaries for year 2010 were China Shenhua Energy Company Limited, Shanxi Guoyang New Energy Joint Stock Company, Inner Mongolia Yitai Group Co., Ltd., China Coal Energy Company Limited and Gansu Province Huating Coal Co., Ltd., respectively. The total purchase from them amounted to approximately RMB12.458 billion, representing approximately 17.93% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customers. The five major customers of the Company and its subsidiaries for the year 2010 were JiangSu Electric Power Company, ShanDong Electric Power Corporation, Singapore Energy Market Company Pte. Ltd., ZheJiang Electric Power Corporation and Liaoning Province Power Corporation. The five customers accounted for approximately 50.14% of the total operating revenue for the year while the largest customer (JiangSu Electric Power Company) accounted for approximately 12.88% of the operating revenue.

None of the directors, supervisors and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interests in the five major suppliers and customers of the Company mentioned above in 2010.

COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company, HIPDC (direct controlling shareholder) and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and HIPDC have already entrusted the Company to manage certain of their power plants.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it will take approximately 5 years, and upon such assets meeting the conditions for listing, to inject such assets into the Company; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

Currently, the Company has 15 directors and only 4 of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

DIRECTORS OF THE COMPANY

The Directors of the Company in 2010 were:

Cao Peixi	Chairman	Appointed on 27 August 2008
Huang Long	Vice Chairman	Appointed on 13 May 2008
Wu Dawei	Director	Appointed on 13 May 2008

Huang Jian	Director	Appointed on 27 August 2008
Liu Guoyue	Director	Appointed on 13 May 2008
Fan Xiaxia	Director	Appointed on 13 May 2008
Shan Qunying	Director	Appointed on 13 May 2008
Xu Zujian	Director	Appointed on 13 May 2008
Huang Mingyuan	Director	Appointed on 13 May 2008
Liu Shuyuan	Director	Appointed on 13 May 2008
Liu Jipeng	Independent Director	Appointed on 13 May 2008
Yu Ning	Independent Director	Appointed on 13 May 2008
Shao Shiwei	Independent Director	Appointed on 13 May 2008
Zheng Jianchao	Independent Director	Appointed on 13 May 2008
Wu Liansheng	Independent Director	Appointed on 13 May 2008

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2010.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2010, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2010, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2010, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

INDEPENDENT DIRECTORS’ CONFIRMATIONS OF

INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, has signed a confirmation letter on 28 March 2011 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2010:

	No. of Shares	Percentage of
Names of	held as at	Shareholding
shareholders	the year end	(%)

Huaneng International Power
Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited	2,524,178,156	17.96
China Huaneng Group	1,568,001,203	11.16
Hebei Construction &
Investment Group Co., Ltd.	603,000,000	4.29

	No. of Shares	Percentage of
Names of	held as at	Shareholding
shareholders	the year end	(%)

China Hua Neng Group
Hong Kong Limited	520,000,000	3.70
HSBC Nominees (Hong Kong) Limited	480,947,400	3.42
Liaoning Energy Investment
(Group) Limited Liability Company	422,679,939	3.01
Jiangsu Provincial Investment
& Management Limited
Liability Company	416,500,000	2.96
Fujian Investment Enterprise
Holdings Company	374,466,667	2.66
Dalian Municipal Construction
Investment Company Limited	301,500,000	2.15

REMUNERATION POLICY

In accordance with the overall development strategy of the Company, the Company has formulated remuneration management system including the “Provisional Regulations on Remuneration Management”. Employees’ salaries are calculated with reference to the complexity of their jobs, the responsibilities they have to carry and their job performance. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Basic salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 35% of the total remuneration.

(2)	Discretionary bonus

Discretionary bonus is based on the performance of the Directors, Supervisors and senior management. It accounts for about 55% of the total remuneration.

(3)	Pension

The Directors, Supervisors and senior management enjoy various social insurances established by the Company, including basic pension insurance, corporate annuity and housing fund. This pension contribution accounts for about 10% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses to the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

DISPOSAL OF STAFF QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses in the period during the year they are made and accounted for as labor cost.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting, two extraordinary general meetings and two meetings for each of the A Shareholder Class Meeting and the H Shareholder Class Meeting.

1.	The Company’s annual general meeting was held on 22 June 2010. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 23 June 2010.

2.
The Company’s first extraordinary general meeting of 2010 was held on 16 March 2010. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 17 March 2010.

3.
The Company’s 2010 First Class Meeting of Holders of A Shares was held on 16 March 2010. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 17 March 2010.

4.	The Company’s 2010 First Class Meeting of Holders of H Shares was held on 16 March 2010.

5.
The Company’s second extraordinary general meeting of 2010 was held on 10 September 2010. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 13 September 2010.

6.
The Company’s 2010 Second Class Meeting of Holders of A Shares were held on 10 September 2010. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 13 September 2010.

7.	The Company’s 2010 Second Class Meeting of Holders of H Shares were held on 10 September 2010.

MAJOR EVENTS

1.
On 31 December 2009, the Company entered into an Equity Interest Transfer Agreement with ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited. Pursuant to the Transfer Agreement, the Company would acquire: 100% equity interest in the registered capital of Yunnan Diandong Energy Limited Company, 100% equity interest in the registered capital of Yunnan Diandong Yuwang Energy Limited Company, 100% equity interest in the registered capital of ShanDong Zhanhua Co-generation Limited Company, 100% equity interest in the registered capital of Jilin Luneng Biological Power Generation Limited Company, 60.25% equity interest in the registered capital of Fujian Luoyuanwan Luneng Harbour Limited Liability Company, 58.3% equity interest in the registered capital of Fuzhou Port Luoyuanwan Pier Limited Liability Company, 73.46% equity interest in the registered capital of Luoyuan Luneng Ludao Pier Limited Liability Company, 100% equity interest in the registered capital of Qingdao Luneng Jiaonan Port Limited Company, 53% equity interest in the registered capital of ShanDong Luneng Sea Transportation Limited Company, project development rights in Rizhao Lanshan 4 x 660MW coal-fired project and Luoyuanwan 2 x 660MW coal-fired project from ShanDong Electric Power Corporation, and 39.75% equity interest in Fujian Luoyuanwan Luneng Harbour Limited Liability Company from ShanDong Luneng Development Group Company Limited. Pursuant to the Transfer Agreement, the Company would pay to ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited a total sum of RMB8.625 billion as consideration of the acquisition, which was funded by the Company’s internal cash surplus.

The State-owned Assets Supervision and Administration Commission of the State Council had respectively approved the matters on transfer of the state-owned interests in nine companies including ShanDong Zhanhua Co-generation Limited Company, etc owned by ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited to the Company. The transaction has recently come into effect.

2.
Huaneng Power International, Inc. convened the 8th Meeting of the Sixth Session of the Board on 15 January 2010, and the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting of Holders of A Shares and the 2010 First Class Meeting of Holders of H Shares on 16 March 2010, whereby the related resolutions regarding the issuance of A Shares by way of placement to not more than 10 designated investors including China Huaneng Group and the non-public issuance of H Shares to China Hua Neng Group Hong Kong Limited were considered and approved.

Due to the changes in the market, the Company decided to make adjustments to the New A Share Issue and the New H Share Issue passed at the 8th Meeting of the Sixth Session of the Board, the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting of Holders of A Shares and the 2010 First Class Meeting of Holders of H Shares (comprising mainly the adjustments to the lowest subscription price for the A Shares and the subscription price of H Shares, and the maximum number of A Shares and H Shares to be issued). The Company convened the 11th Meeting of the Sixth Session of the Board on the 26 July 2010, the 2010 Second Extraordinary General Meeting, the 2010 Second Class Meeting of Holders of A Shares and the 2010 Second Class Meeting of Holders of H Shares on 10 September 2010 and approved the New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal).

The Company’s controlling shareholders Huaneng Group obtained the approval to the New A Share Issue and the New H Share Issue from the State-owned Assets Supervision and Administration Commission of the State Council in February 2010, and the approval to the New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) in August 2010.

On 1 November 2010, the Public Offering Review Committee of the China Securities Regulatory Commission conditionally approved the application relating to the New A Share Issue.

On 25 November 2010, the China Securities Regulatory Commission by the “Approval relating to the application for non-public issuance of shares by Huaneng Power International, Inc.” (Zhengjian Xuke No. [2010]1701) approved the application for the non-public issuance of not more than 1,500 million A shares.

On 23 December 2010, the Company completed the non-public issuance of 1,500 million A shares to 10 designated investors, i.e. China Huaneng Group, CCB International Asset Management (Tianjin) Company Limited, China Life Insurance Asset Management Company Limited, New China Life Assurance Company Limited, Harbin Power Equipment Company Limited, China Three Gorges Corporation, Liaoning Energy Investment (Group) Limited Liability Company, Dongfang Electric Co. Ltd., Dacheng Fund Management Co., Ltd. and China National Offshore Oil Corporation, respectively. The par value of each share is RMB1.00. All shares are RMB ordinary shares and the issuance price of which was RMB5.57 per share. The shares subscribed by China Huaneng Group are subject to a lock-up period of 36 months from date of their issuance, the listing of which is expected to take place on 23 December 2013. The shares subscribed by other designated investors are subject to a lock-up period of 12 months, the listing of which is expected to take place on 23 December 2011.

On 28 December 2010, the Company completed the placement of 500 million overseas listed shares (H shares) to China Hua Neng Group Hong Kong Limited. The par value of each share is RMB1.00. All shares are ordinary shares and the issuance price of the which was HK$4.73. China Hua Neng Group Hong Kong Limited had completed the subscription of 500 million H shares on 28 December 2010.

3.	On 1 December 2010, the Company entered into the Time Shipping Interest Transfer Agreement and the Hainan Nuclear Interest Transfer Agreement

with Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and China Huaneng Group respectively. Pursuant to the transfer agreements, the Company acquired 50% equity interest in registed capital of Time Shipping held by HEC and the 30% equity interest in the registered capital of Hainan Nuclear held by Huaneng Group. The consideration of the acquisition of the Time Shipping Interest payable to HEC was RMB1.058 billion and the consideration of the acquisition of the Hainan Nuclear Interest payable to Huaneng Group was RMB0.174 billion.

The resolutions regarding the acquisition was approved on the 14th Meeting of the Sixth Session of the Board of Directors of the Company on 30 November 2010. Pursuant to the stipulations of the laws, Huaneng Group had conducted asset appraisal filing process with regard to relevant state-owned assets. The transfer process is basically completed.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2010, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

LEGAL PROCEEDINGS

As at 31 December 2010, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

The 2010 annual general meeting will be held in May 2011. For details of the resolutions to be considered and approved at the meeting, the book closure period of H share register, record date for determining the qualification to receive dividends and the date of the annual general meeting, please refer to the notice of 2010 annual general meeting to be issued by the Company in due course.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2010 annual results is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website (http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2010 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

DOCUMENTS FOR INSPECTION

The Company’s annual reports (for A shares and H shares, respectively) for the year 2010 will be published in April 2011 in Beijing and Hong Kong respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc.
Huaneng Building
4C Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6322 6999
Fax: (8610) 6322 6666

Hong Kong	Wonderful Sky Financial Group Limited

Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

By Order of the Board
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
30 March 2011

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2010
(Amounts expressed in thousands of RMB, except per share data)

		For the year
		ended 31 December

	Note	2010	2009

Operating revenue	3	104,318,120	76,862,896
Tax and levies on operations		(147,641)	(151,912)

Operating expenses
Fuel		(67,891,547)	(44,861,375)
Maintenance		(2,302,018)	(2,035,297)
Depreciation		(10,447,021)	(8,572,103)
Labor		(4,067,420)	(3,595,340)
Service fees on transmission and
transformer facilities of HIPDC		(140,771)	(140,771)
Purchase of electricity		(5,557,219)	(3,639,440)
Others		(5,135,492)	(4,692,955)

Total operating expenses		(95,541,488)	(67,537,281)

Profit from operations		8,628,991	9,173,703

Interest income		89,026	60,397

Financial expenses, net
Interest expense		(5,282,549)	(4,260,400)
Exchange gain and bank charges, net		87,964	(48,925)

Total financial expenses, net		(5,194,585)	(4,309,325)

Share of profits of associates	4	568,794	756,164
Gain/(Loss) on fair value changes		11,851	(33,638)
Other investment income		60,013	56,675

Profit before income tax expense		4,164,090	5,703,976

Income tax expense	5	(842,675)	(593,787)

Net profit		3,321,415	5,110,189

		For the year
		ended 31 December

	Note	2010	2009

Other comprehensive income, net of tax
Available-for-sale financial
asset fair value changes		(258,204)	773,967
Proportionate shares of other
comprehensive (loss)/income of
investees measured using
the equity method of accounting		(35,156)	8,795
Cash flow hedges		(112,377)	604,645
Currency translation differences		457,670	173,548

Other comprehensive income, net of tax		51,933	1,560,955

Total comprehensive income		3,373,348	6,671,144

Net profit attributable to:
– Equity holders of the Company		3,347,985	4,929,544
– Non-controlling interests		(26,570)	180,645

		3,321,415	5,110,189

Total comprehensive
income attributable to:
– Equity holders of the Company		3,397,720	6,489,317
– Non-controlling interests		(24,372)	181,827

		3,373,348	6,671,144

Earnings per share for profit
attributable to the equity
holders of the Company
(expressed in RMB per share)
– Basic and diluted	12	0.28	0.41

Dividends paid	9	2,528,050	1,241,633

Proposed dividend	9	2,811,077	2,531,631

Proposed dividend per share
(expressed in RMB per share)	9	0.20	0.21

BALANCE SHEETS
AS AT 31 DECEMBER 2010
(Amounts expressed in thousands of RMB)

		The Company and
		its Subsidiaries		The Company

		As at 31 December		As at 31 December

	Note	2010	2009	2010	2009

ASSETS

Non-current assets
Property, plant and equipment		155,224,597	140,777,336	66,891,765	66,139,250
Investments in associates/a
jointly controlled entity		11,973,216	9,568,576	10,157,246	8,034,616
Investments in subsidiaries		–	–	28,281,409	22,719,152
Loans to subsidiaries		–	–	9,360,000	10,395,000
Available-for-sale
financial assets		2,223,814	2,555,972	2,211,701	2,555,972
Land use rights		4,058,496	3,843,719	1,481,285	1,491,577
Power generation licence		4,105,518	3,898,121	–	–
Deferred income tax assets		672,475	374,733	494,118	212,522
Derivative financial assets		91,478	44,863	–	39,586
Goodwill		12,640,904	11,610,998	108,938	108,938
Other non-current assets		5,391,566	1,023,096	4,045,023	200,251

Total non-current assets	196,382,064	173,697,414	123,031,485	111,896,864

Current assets
Inventories		5,190,435	4,083,986	2,370,070	1,699,440
Other receivables and assets		5,776,038	4,468,940	2,877,893	2,983,767
Accounts receivable	6	10,909,136	10,042,903	5,325,903	5,273,684
Loans to subsidiaries		–	–	11,384,405	7,929,245
Derivative financial assets		132,632	141,886	–	–
Bank balances and cash		9,547,908	5,452,050	5,019,592	1,461,569

Total current assets		31,556,149	24,189,765	26,977,863	19,347,705

Total assets		227,938,213	197,887,179	150,009,348	131,244,569

		The Company and
		its Subsidiaries		The Company

		As at 31 December		As at 31 December

	Note	2010	2009	2010	2009

EQUITY AND LIABILITIES

Capital and reserves
attributable to equity
holders of the Company
Share capital	7	14,055,383	12,055,383	14,055,383	12,055,383
Capital surplus		18,430,746	10,041,203	18,353,447	9,899,428
Surplus reserves	8	6,958,630	6,096,100	6,958,630	6,096,100
Currency translation differences		93,405	(362,067)	–	–
Retained earnings

– Proposed dividend		2,811,077	2,531,631	2,811,077	2,531,631
– Others		11,439,892	11,761,933	8,656,473	10,262,965

		53,789,133	42,124,183	50,835,010	40,845,507
Non-controlling interests		8,636,339	8,523,937	–	–

Total equity		62,425,472	50,648,120	50,835,010	40,845,507

Non-current liabilities
Long-term loans		65,184,903	71,266,755	29,739,136	32,518,894
Long-term bonds		13,831,150	13,800,115	13,831,150	13,800,115
Deferred income tax liabilities		1,966,387	1,839,362	–	–
Derivative financial liabilities		95,863	850	82,158	–
Other non-current liabilities		797,558	750,369	554,452	562,675

Total non-current liabilities		81,875,861	87,657,451	44,206,896	46,881,684

Current liabilities
Accounts payable and
other liabilities	10	19,555,321	14,524,620	7,775,175	8,264,004
Taxes payables		744,223	650,800	254,907	309,861
Dividends payable		79,681	20,734	–	–
Salary and welfare payables		271,062	290,527	107,684	130,389
Derivative financial liabilities		86,612	13,403	–	–
Short-term bonds		5,070,247	10,101,460	5,070,247	10,101,460
Short-term loans		44,047,184	24,729,816	32,993,184	17,638,362
Current portion of
long-term loans		13,782,550	9,250,248	8,766,245	7,073,302

Total current liabilities		83,636,880	59,581,608	54,967,442	43,517,378

Total liabilities	165,512,741	147,239,059	99,174,338	90,399,062

Total equity and liabilities	227,938,213	197,887,179	150,009,348	131,244,569

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.	Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

As at and for the year ended 31 December 2010, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 31 December 2010, the Company and its subsidiaries have a negative working capital balance of approximately RMB 52.08 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and/or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

2.	Principal Accounting Policies

The accounting policies have been consistently applied to all the years presented, unless otherwise stated.

The following new standards and amendments to standards are adopted for the first time to the financial year beginning 1 January 2010.

•
International Accounting Standard (“IAS”) 17 (Amendment), ‘Leases’. The amendment deleted the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. This amendment is applied on a retrospective basis. As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17. The Company and its subsidiaries have land use rights in both the PRC and Singapore. Based on assessments, land use rights located in the PRC are classified as operating leases while land use rights located in Singapore are classified as finance leases. All of the land use rights are amortized over time using straight-line method.

•
IAS 24 (Revised), ‘Related party disclosures’. This revised standard introduces a partial exemption from the disclosure requirements of IAS 24 for transactions with government-related enterprises. Those disclosures are replaced with requirements to disclose the name of related government and the nature of its relationship with the Company and its subsidiaries, the natures and amounts of any individually-significant transactions, and qualitative or quantitative disclosures for collectively-significant transactions. The Company and its subsidiaries have elected to early adopt the partial exemption described above from 1 January 2010.

•
IAS 27 (Revised), ‘Consolidated and separate financial statements’. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit or loss. The Company and its subsidiaries apply this standard prospectively to transactions with non-controlling interests from 1 January 2010 onwards. IAS 27 (revised) has no material impact in the current year.

•
IAS 38 (Amendment), ‘Intangible Assets’. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination when it is not traded in an active market. It also permits the grouping of intangible assets as a single asset if each asset has similar economic useful lives. The Company and its subsidiaries apply this amendment prospectively to all business combinations from 1 January 2010 onwards. The amendment did not result in a material impact on the Company and its subsidiaries’ financial statements.

•
IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated statement of comprehensive income. It clarifies the reassessment requirements on acquisition date should there be any hedging arrangements existed in the acquirees. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate shares of the acquiree’s net assets. All acquisition-related costs should be expensed. Contingent liabilities assumed in a business combination are recognized at the acquisition date even if it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. After the date of business combination, contingent liabilities are re-measured at the higher of the original amount and the amount under the relevant standard, IAS 37. The Company and its subsidiaries apply this standard prospectively to all business combinations from 1 January 2010 onwards. The Company applied the revised standard for acquisitions effected in 2010. The Company and its subsidiaries have chosen to recognise the non-controlling interest at the non-controlling interest’s proportionate share of the acquiree’s net assets for the acquisitions effected this year. Acquisition-related costs of RMB 6.60 million have been recognised in the profit or loss, which previously would have been included in the consideration of the business combination, which has no material impact on earnings per share.

•
IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It clarifies that all assets and liabilities of a subsidiary are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The amendment also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Company and its subsidiaries apply IFRS 5 (amendment) from 1 January 2010 onwards. The amendment did not result in a material impact on the Company and its subsidiaries’ financial statements.

3.	Revenue and Segment Information

Revenues recognized during the year are as follows:

	For the year
	ended 31 December

	2010	2009

Sales of power and heat	102,519,813	76,416,622
Sales of coal	861,875	–
Port service	229,700	177,448
Transportation service	10,914	–
Others	695,818	268,826

Total	104,318,120	76,862,896

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. In prior year, the operating segments of the Company were grouped into power segment and all other segments. Considering the developments of Singapore operations in 2010, including the commencement of construction of a new generator, the Company expect a continuous increase in significance of the Singapore operations. Hence, the internal reporting was restructured and the Company grouped operating segments into PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). Therefore, the 2009 comparative figures were restated.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

	(Under PRC GAAP)

	PRC power	Singapore	All other
	segment	segment	segments	Total

For the year ended 31 December 2010
Total revenue	88,895,807	15,171,281	426,072	104,493,160
Inter-segment revenue	–	–	(185,458)	(185,458)

Revenue from external customers	88,895,807	15,171,281	240,614	104,307,702

Segment results	3,809,097	853,370	3,845	4,666,312

Interest income	50,012	38,787	227	89,026
Interest expense	(4,590,503)	(421,399)	(39,672)	(5,051,574)
Depreciation and amortization	(9,690,057)	(561,847)	(52,726)	(10,304,630)
Net gain on disposal of property,
plant and equipment	10,613	12,827	–	23,440
Share of profits of associates	493,046	–	12,763	505,809
Income tax expense	(739,005)	(172,659)	(1,432)	(913,096)

For the year ended
31 December 2009 (restated)
Total revenue	69,057,894	10,506,989	379,426	79,944,309
Inter-segment revenue	–	–	(201,978)	(201,978)

Revenue from external customers	69,057,894	10,506,989	177,448	79,742,331

Segment results	5,503,913	730,718	7,982	6,242,613

	PRC power	Singapore	All other
	segment	segment	segments	Total

Interest income	53,838	10,134	714	64,686
Interest expense	(3,858,727)	(376,747)	(39,439)	(4,274,913)
Depreciation and amortization	(8,653,898)	(512,709)	(46,136)	(9,212,743)
Net (loss)/gain on disposal of
property, plant and equipment	(61,979)	13	–	(61,966)
Share of profits of associates	664,497	–	–	664,497
Income tax expense	(510,623)	(144,265)	(1,803)	(656,691)

31 December 2010
Segment assets	183,608,308	27,994,439	4,544,367	216,147,114

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	23,048,297	619,373	933,981	24,601,651
Investments in associates	9,103,960	–	984,545	10,088,505
Investment in a jointly
controlled entity	–	–	1,058,000	1,058,000
Segment liabilities	(135,144,759)	(17,037,144)	(1,163,361)	(153,345,264)

31 December 2009 (restated)
Segment assets	163,429,263	25,015,546	1,517,972	189,962,781

Including:
Additions to non-current assets
(excluding financial assets and
deferred income tax assets)	27,138,580	424,493	36,967	27,600,040
Investments in associates	8,715,779	–	–	8,715,779
Segment liabilities	(120,904,920)	(16,194,453)	(792,750)	(137,892,123)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year
	ended 31 December

	2010	2009

Revenue from external customers (PRC GAAP)	104,307,702	79,742,331
Reconciling item:
Impact of business combination
under common control*	–	(2,884,007)
Impact of IFRS adjustment**	10,418	4,572

Operating revenue per consolidated
statement of comprehensive income	104,318,120	76,862,896

A reconciliation of segment result to profit before income tax expense is provided as follows:

For the year
ended 31 December

2010	2009

Segment results (PRC GAAP)	4,666,312	6,242,613
Reconciling items:
Loss related to the headquarters	(139,128)	(281,069)
Investment income from China Huaneng
Finance Co., Ltd. (“Huaneng Finance”)	66,241	88,291
Impact of business combination under
common control*	–	(4,742)
Impact of IFRS adjustments**	(429,335)	(341,117)

Profit before income tax expense per
consolidated statement of comprehensive income	4,164,090	5,703,976

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31	As at 31
	December	December
	2010	2009

Total segment assets (PRC GAAP)	216,147,114	189,962,781

Reconciling items:
Investment in Huaneng Finance	560,213	570,917
Deferred income tax assets	867,183	547,664
Prepaid income tax	76,429	40,815
Available-for-sale financial assets	2,223,814	2,555,972
Corporate assets	4,077,994	318,977
Impact of IFRS adjustments**	3,985,466	3,890,053

Total assets per consolidated balance sheet	227,938,213	197,887,179

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31	As at 31
	December	December
	2010	2009

Total segment liabilities (PRC GAAP)	(153,345,264)	(137,892,123)
Reconciling items:
Current income tax liabilities	(280,917)	(292,509)
Deferred income tax liabilities	(1,605,716)	(1,386,493)
Corporate liabilities	(7,861,633)	(5,709,119)
Impact of IFRS adjustments**	(2,419,211)	(1,958,815)

Total liabilities per consolidated balance sheet	(165,512,741)	(147,239,059)

Other material items:

				Impact of
			Investment	business
			income from	combination	Impact of
	Reportable		Huaneng	under common	IFRS
	segment total	Headquarters	Finance	control *	adjustments**	Total

For the year ended 31 December 2010
Interest expense	(5,051,574)	(230,975)	–	–	–	(5,282,549)
Depreciation and
amortization	(10,304,630)	(25,582)	–	–	(311,713)	(10,641,925)
Share of profits
of associates	505,809	–	66,241	–	(3,256)	568,794
Income tax expense	(913,096)	–	–	–	70,421	(842,675)

For the year ended 31 December 2009
Interest expense	(4,274,913)	(159,070)	–	173,583	–	(4,260,400)
Depreciation and
amortization	(9,212,743)	(20,384)	–	725,416	(242,004)	(8,749,715)
Share of profits
of associates	664,497	–	88,291	–	3,376	756,164
Income tax expense	(656,691)	–	–	16,671	46,233	(593,787)

*
Under PRC GAAP, the business combination under common control is accounted for under merger accounting method; the operating results for all periods presented are retrospectively restated by combining the financial information of the businesses acquired as if they had been combined from the date when the combing entities first came under the control of the controlling party. Therefore, the financial information of business acquired before the acquisition date is shown as the difference between PRC GAAP and IFRS.

**
The GAAP adjustments above were primarily represented the classification adjustments and other adjustments, and the GAAP adjustments other than classification were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year
	ended 31 December

	2010	2009

PRC	89,146,839	66,355,907

Singapore	15,171,281	10,506,989

	104,318,120	76,862,896

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31	As at 31
	December	December
	2010	2009

PRC	170,736,472	149,590,150

Singapore	22,070,398	21,056,775

	192,806,870	170,646,925

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December

	2010		2009

	Amount	Proportion	Amount	Proportion

ShanDong Electric
Power Corporation
(“Shandong Power”)	12,486,065	12%	10,457,022	14%
JiangSu Electric Power
Company	13,445,612	13%	10,555,992	14%
ZheJiang Electric Power
Corporation	9,178,465	9%	8,154,374	11%

4.	Share of profits of associates

	For the year
	ended 31 December

	2010	2009

Share of profit before income tax expense	780,405	1,008,784
Share of income tax expense	(211,611)	(252,620)

	568,794	756,164

5.	Income Tax Expense

On 16 March 2007, the National People’s Congress promulgated the “Corporate Income Tax Law of the People’s Republic of China” which became effective from 1 January 2008. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually in five years from 1 January 2008 onwards. Domestic subsidiaries with original applicable tax rate of 33% apply tax rate of 25% from 1 January 2008 onwards. Pursuant to Guo Fa [2007] 39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The income tax rate applicable to Singapore subsidiaries is 17% (2009: 17%).

Pursuant to Guo Shui Han [2009]33 document, starting from 1 January 2008, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results. The income tax charges are based on assessable profit for the year and after considering deferred taxation. No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2009: nil).

Income tax expense comprised:

	For the year
	ended 31 December

	2010	2009

Current income tax expense	1,060,362	889,159
Deferred income tax	(217,687)	(295,372)

	842,675	593,787

The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the year
	ended 31 December

	2010	2009

Average statutory tax rate	22.05%	20.82%
Effect of tax holiday	–	(1.54%)
Tax credit relating to purchases of domestically
manufactured equipment*	(5.07%)	–

Deductible tax loss not recognized as deferred
income tax assets in the current year	4.55%	1.76%
Utilization of previously unrecognized tax losses	–	(7.18%)
Impact of the tax rate differential
on existing deferred income tax balance	(0.73%)	(3.52%)
Income not subject to tax	(4.01%)	(2.39%)
Expenses not deductible for income tax purposes	3.51%	2.43%
Others	(0.06%)	0.03%

Effective tax rate	20.24%	10.41%

*	This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approvals of respective tax bureaus.

The average statutory tax rate for the years ended 31 December 2010 and 2009 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before imcome tax expense and the applicable statutory tax rates.

The aggregated effect of the tax holiday was approximately RMB 88 million for the year ended 31 December 2009. There was no tax holiday impact for the year ended 31 December 2010.

6.	Accounts Receivable

Accounts receivable comprised the following:

	The Company and
	its subsidiaries		The Company

	As at 31 December		As at 31 December

	2010	2009	2010	2009

Accounts receivable	10,297,602	9,717,681	5,186,803	5,231,868
Notes receivable	636,542	351,630	139,100	41,816

	10,934,144	10,069,311	5,325,903	5,273,684

Less: provision for
doubtful accounts	(25,008)	(26,408)	–	–

	10,909,136	10,042,903	5,325,903	5,273,684

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which credit period ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivables.

As at 31 December 2010, accounts receivable of the Company and its subsidiaries of approximately RMB 1,513 million (2009: RMB 1,032 million) was secured to a bank as collateral against short-term loans of RMB 1,389 million (2009: RMB 698 million). As at 31 December 2010, notes receivable of the Company and its subsidiaries of approximately RMB 10 million (2009: nil) was secured to a bank as collateral against notes payable of RMB 7 million (2009: nil).

Ageing analysis of accounts receivable was as follows:

The Company and
its subsidiaries	The Company

As at 31 December	As at 31 December

	2010	2009	2010	2009

Within 1 year	10,904,522	10,035,455	5,325,903	5,269,683
Between 1 to 2 years	535	29,726	–	4,001
Between 2 to 3 years	24,957	–	–	–
Over 3 years	4,130	4,130	–	–

	10,934,144	10,069,311	5,325,903	5,273,684

As at 31 December 2010, the maturity period of the notes receivable ranged from 1 to 6 months (2009: from 3 to 7 months).

7.	Share Capital

In December 2010, the Company issued 1,500,000,000 A shares (par value of RMB 1.00 each) and 500,000,000 H shares (par value of RMB 1.00 each) through private placement, respectively. Net proceeds from the issuance amounted to RMB 10.274 billion after deducting issuance costs of RMB 107 million from gross proceeds of RMB 10.381 billion.

8.	Surplus Reserves

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital. According to the Company’s articles of association and board resolutions on 29 March, 2011, the Company appropriated 10% of this year’s net profit under PRC GAAP to the statutory surplus reserve, amounting to RMB 354 million.

On 22 June 2010, upon the approval from the annual general meeting of the shareholders, the Company appropriated 10% of profit attributable to equity holders of the Company for the year ended 31 December 2009 determined under the PRC GAAP to the statutory surplus reserve amounting to RMB 508 million. Such appropriation was recorded in 2010 upon approval.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2009 and 2010, no provision was made to the discretionary surplus reserve.

According to the articles of association, distributable profit of the Company is derived based on the lower of amounts determined in accordance with (a) PRC GAAP and (b) IFRS. The amount of distributable profit resulting from the current year operation for the year ended 31 December 2010 was approximately RMB 2.99 billion (2009: RMB 4.93 billion). The cumulative balance of distributable profit as at 31 December 2010 was approximately RMB 13.979 billion (2009: RMB 13.831 billion).

9.	Dividends

On 29 March 2011, the Board of Directors proposed a cash dividend of RMB 0.20 per share, totaling approximately RMB 2,811 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending 31 December 2011.

On 22 June 2010, upon the approval from the annual general meeting of the shareholders, the Company declared 2009 final dividend of RMB 0.21 (2008 final: RMB 0.10) per ordinary share, totaled approximately RMB 2,528 million (2008 final: RMB 1,206 million).

10.	Accounts Payable and Other Liabilities

Accounts payable and other liabilities comprised:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December

	2010	2009	2010	2009

Accounts and notes payable	5,415,145	4,386,461	2,474,978	2,162,818
Amounts received in advance	957,204	932,625	900,297	875,349
Payables to contractors
for construction	10,400,153	6,745,033	2,907,322	3,581,885
Consideration payables
for acquisitions	309,111	–	309,111	–
Accrued interests	577,023	558,494	393,939	409,056
Accrued pollutants
discharge fees	89,590	75,303	37,983	44,489
Accrued water-resources fees	19,778	59,272	4,675	44,967
Accrued service fee of
intermediaries	45,235	43,217	45,235	43,217
Others	1,742,082	1,724,215	701,635	1,102,223

	19,555,321	14,524,620	7,775,175	8,264,004

The ageing analysis of accounts and notes payable was as follows:

The Company and
its subsidiaries	The Company

	As at 31 December		As at 31 December

	2010	2009	2010	2009

Accounts and notes payable
Within 1 year	5,357,560	4,365,569	2,460,391	2,161,409
Between 1 to 2 years	26,703	5,875	14,035	1,028
Over 2 years	30,882	15,017	552	381

Total	5,415,145	4,386,461	2,474,978	2,162,818

11.	Additional financial information on balance sheets

As at 31 December 2010, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 52,081 million (2009: RMB 35,392 million). On the same date, total assets less current liabilities were approximately RMB 144,301 million (2009: RMB 138,306 million).

As at 31 December 2010, the net current liabilities of the Company amounted to approximately RMB 27,990 million (2009: RMB 24,170 million). On the same date, total assets less current liabilities were approximately RMB 95,042 million (2009: RMB 87,727 million).

12.	Earnings per Share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2010	2009

Consolidated net profit attributable to

equity holders of the Company	3,347,985	4,929,544
Weighted average number of the
Company’s outstanding ordinary shares (’000)	12,107,438	12,055,383

Basic earnings per share (RMB)	0.28	0.41

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2010 and 2009.

13.	Material Business Combinations

In December 2010, the Company acquired 100% equity interest of Huaneng Zhanhua Co-generation Limited Liability Company (“Zhanhua Cogeneration”), 100% equity interest of Huaneng Jilin Biological Power Generation Limited Company (“Jilin Biological Power”), 100% equity interest of Huaneng Qingdao Port Limited Company (“Qingdao Port”) and 53% equity interest of Shandong Luneng Sea Transportation Limited Company (“Luneng Sea Transportation”) from Shandong Power, a government-related enterprise, at a consideration of RMB 1,159.874 million.

The acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition. Upon completion of the acquisition, the operation scale and geographical coverage of the Company were expanded, and the acquisition achieved the combined synergy effect from the facilities of power and harbour.

Fair value of total consideration transferred is as follows:

Purchase consideration:
– Cash consideration	1,159,874

Acquisition-related costs (included in the profit

or loss for the year ended 31 December 2010)	888

The fair values of assets and liabilities arising from the acquisitions of Zhanhua Cogeneration, Luneng Sea Transportation, Qingdao Port and Jilin Biological Power and proportionate share of acquiree’s net assets by non-controlling interests on respective acquisition dates are as follows:

	Zhanhua Cogeneration	Luneng Sea Transportation	Qingdao Port	Jilin Biological Power	Total

Cash and cash equivalents	8,439	25,778	31,754	24,553	90,524
Property, plant and equipment	1,152,894	283,322	584,021	293,287	2,313,524
Land use rights	203,249	3,735	35,455	31,152	273,591
Other non-current assets	–	–	214	136	350
Inventories	28,110	3,969	–	7	32,086
Receivables	97,085	8,846	3,526	5,705	115,162
Payables	(354,737)	(66,596)	(179,132)	(46,115)	(646,580)
Salary and welfare payables	(2,022)	(4,242)	(556)	(1)	(6,821)
Borrowings	(950,000)	(20,000)	(110,000)	(200,000)	(1,280,000)
Deferred income tax liabilities	(66,624)	(6,542)	(16,320)	(3,169)	(92,655)

Total identifiable net assets	116,394	228,270	348,962	105,555	799,181
Non-controlling interests	–	(107,287)	–	–	(107,287)
Goodwill (Note 14)	291,734	34,913	107,002	34,331	467,980

Consideration	408,128	155,896	455,964	139,886	1,159,874

Goodwill arising from the acquisitions is attributable to the economies of scale and significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above. None of the goodwill recognised is expected to be deductible for income tax purposes.

The fair value of receivables amounting to RMB 115 million includes accounts receivables and other receivables which equal to their respective gross contractual amounts.

The revenue included in the consolidated statement of comprehensive income since acquisition dates contributed by above acquisitions was RMB 77.92 million. The acquisitions above also contributed loss of RMB 18.45 million over the same periods.

Should the acquisitions above had occurred on 1 January 2010, the consolidated statement of comprehensive income would show unaudited revenue of RMB 105,009.91 million and unaudited profit of RMB 3,219.29 million.

In September 2009, the Company acquired 65% equity interest of Huaneng Qidong Wind Power Generation Co., Ltd. (“Qidong Wind Power”) from Huaneng New Energy Industrial Holding Limited Company at a consideration of RMB 103 million. The acquired business contributed consolidated revenue of RMB 18 million and consolidated profit of RMB 1 million to the Company and its subsidiaries for the period from date of acquisition to 31 December 2009.

In September 2009, the Company acquired 41% equity interest of Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”) and 55% equity interest of Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Power Company”) from HIPDC and Huaneng Group at a consideration of RMB 1,175 million and RMB 1,076 million, respectively. The acquired business contributed consolidated revenue of RMB 1,308 million and consolidated profit of RMB 147 million to the Company and its subsidiaries for the period from the date of acquisition to 31 December 2009.

Should the above acquisitions had occurred on 1 January 2009, unaudited consolidated revenue and unaudited consolidated profit of the Company and its subsidiaries for the year would have been RMB 79,747 million and RMB 5,005 million, respectively.

Details of consideration and goodwill arising from the acquisitions of Qidong Wind Power, Beijing Cogeneration and Yangliuqing Power Company by the Company are as follows:

Purchase consideration:
– Cash paid	2,354,117
– Direct costs relating to the acquisitions	1,645

2,355,762

The assets and liabilities arising from the acquisitions of Qidong Wind Power, Beijing Cogeneration and Yangliuqing Power Company are as follows:

	Qidong Wind Power		Beijing Cogeneration		Yangliuqing Power Company		Total

		Acquiree’s		Acquiree’s		Acquiree’s		Acquirees’
		carrying		carrying		carrying		carrying
	Fair value	amount	Fair value	amount	Fair value	amount	Fair value	amount

Cash and cash equivalents	31,643	31,643	332,587	332,587	55,655	55,655	419,885	419,885
Property, plant and equipment	936,565	899,361	2,962,292	2,828,123	3,643,370	3,589,113	7,542,227	7,316,597
Land use rights	3,990	3,990	850,181	42,398	291,629	–	1,145,800	46,388
Deferred income tax assets	–	3,745	–	28,925	–	11,469	–	44,139
Other non-current assets	–	–	7,092	7,092	2,477	2,477	9,569	9,569
Inventories	–	–	109,333	109,333	144,327	144,327	253,660	253,660
Receivables	7,492	7,492	227,386	227,386	228,221	228,221	463,099	463,099
Payables	(201,099)	(201,099)	(333,743)	(333,743)	(81,825)	(81,825)	(616,667)	(616,667)
Salary and welfare payables	(140)	(140)	(59,309)	(59,309)	(1,430)	(1,430)	(60,879)	(60,879)
Borrowings	(600,000)	(600,000)	(1,280,756)	(1,280,756)	(2,525,074)	(2,525,074)	(4,405,830)	(4,405,830)

Deferred income tax liabilities	(5,556)	–	(199,011)	–	(75,002)	–	(279,569)	–

Net identifiable assets acquired	172,895	144,992	2,616,052	1,902,036	1,682,348	1,422,933	4,471,295	3,469,961

Non-controlling interests	(78,713)		(1,543,471)		(757,057)		(2,379,241)
Goodwill	8,963		103,286		151,459		263,708

Total purchase price	103,145		1,175,867		1,076,750		2,355,762

Consideration paid in cash	103,000		1,175,117		1,076,000		2,354,117
Direct cost relating to acquisitions	145		750		750		1,645
Less: cash and cash
equivalents from the
subsidiaries acquired	(31,643)		(332,587)		(55,655)		(419,885)

Net cash paid for acquiring
the subsidiaries	71,502		843,280		1,021,095		1,935,877

Goodwill arising from the acquisitions is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above.

14.	Subsequent Events

(i)
In January 2011, the Company has completed the acquisitions of 100% equity interest of Yunnan Diandong Energy Limited Company, 100% equity interest of Yunnan Diandong Yuwang Energy Limited Company, 73.46% equity interest of Luoyuan Luneng Ludao Pier Limited Liability Company (“Ludao Pier”), 60.25% equity interest of Fujian Luoyuanwan

Luneng Harbour Limited Liability Company (“Luoyuanwan Harbour”) and 58.30% equity interest of Fuzhou Port Luoyuanwan Pier Limited Liability Company from Shandong Power, and 39.75% equity interest of Fujian Luoyuanwan Harbour from Shandong Luneng Development Group Company Limited upon obtaining the control over these entities.

The aggregate cash considerations of the above acquisitions amounted to RMB 7,465.13 million.

In addition, the Company also acquired the remaining 26.54% equity interest of Ludao Pier from the non-controlling shareholders at a consideration of RMB 65 million in January 2011.

Upon completion of the acquisitions above, the Company further strengthened its coastal port operations, and expanded the geographical coverage to Yunnan Province.

Given the acquired entities engaged in different sectors, including port, coal mines and power generation, as at the date of this report, management is in the process of reviewing financial information of acquirees and performing assessments of purchase price allocation of identifiable assets and liabilities acquired as at respective effective acquisition dates, no additional disclosures required under IFRS 3 are made.

(ii)
The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 3.95% in January 2011. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date.

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

	1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

		(Amounts Expressed In RMB)

		For the year ended 31 December			For the year ended 31 December

	Unit	2010	2009	Variance (%)	2008

Operating revenue	Yuan	104,307,701,910	79,742,330,872	30.81	72,198,018,863
Profit/(Loss) before taxation	Yuan	4,593,423,909	6,049,835,488	–24.07	(4,067,498,647)
Net profit/(loss) attributable to	Yuan	3,544,304,422	5,080,996,564	–30.24	(3,562,921,969)
shareholders of the Company
Net profit/(loss) attributable	Yuan	3,223,155,150	5,548,040,101	–41.90	(3,739,404,605)
to shareholders of the Company
(excluding non-recurring items)
Basic earnings/(loss) per share	Yuan/Share	0.29	0.42	–30.95	(0.30)
Diluted earnings/(loss) per share	Yuan/Share	0.29	0.42	–30.95	(0.30)
Basic earnings/(loss) per share	Yuan/Share	0.27	0.46	–41.30	(0.31)
(excluding non-recurring items)
Return on net assets	%	8.53	12.67	Decreased by	(8.30)
(weighted average)			4.14 percents
Return on net assets calculated	%	7.76	13.84	Decreased by	(8.71)
based on net profit/(loss)			6.08 percents
excluding non-recurring
items (weighted average)

		For the year ended 31 December			For the year ended 31 December

	Unit	2010	2009	Variance (%)	2008

Net cash flows from	Yuan	18,066,724,784	15,989,435,076	12.99	6,493,273,209

operating activities
Net cash flows from operating	Yuan/Share	1.49	1.33	12.03	0.54
activities per share

		31 December 2010	31 December 2009	Variance (%)	31 December 2008

Total assets	Yuan	223,952,747,826	193,997,126,854	15.44	174,068,464,039
Shareholders’ equity attributable
to shareholders of the Company	Yuan	52,891,269,202	41,015,519,318	28.95	38,027,728,339
Net assets per share attributable
to shareholders of the Company	Yuan/Share	3.76	3.40	10.59	3.15

Note:	Formula of key financial ratios:

Basic earnings/(loss) per share = Net profit/(loss) attributable to shareholders of the Company for the year/Weighted average number of ordinary shares

Return on net assets (weighted average)= Net profit/(loss) attributable to shareholders of the Company for the year/weighted average shareholders’ equity (excluding minority interests)×100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS

(Amounts Expressed in RMB)

Non-recurring items	For the year ended 31 December 2010

Net gain from disposal of non-current assets	32,118,807
Government grants (excluding government grants	437,898,340
closely related to the operations of the Company
and granted according to fixed amounts or fixed
quota uniformly regulated by the government)
recorded in the profit and loss
The gain on fair value change of held-for-trading	8,286,421

financial assets and liabilities (excluding effective
hedging instruments related to operating activities
of the Company) and disposal of held-for-trading
financial assets and liabilities and available-for-sale
financial assets
Reversal of provision for doubtful accounts receivable	2,756,378
individually tested for impairments
Non-operating income and expenses	(6,329,249)
(excluding items above)
Impact of Income tax	(53,094,366)
Impact of minority interests (net of tax)	(100,487,059)

Total	321,149,272

3.	PROFIT AND LOSS ACCOUNTS
For the year ended 31 December 2010

			(Amounts Expressed in RMB)

			For the year ended 31 December
			2010	2009	2010	2009

			Consolidated		The Company

1.	Operating revenue		104,307,701,910	79,742,330,872	52,878,515,494	43,566,932,068
	Less:	Operating costs	(92,818,451,828)	(66,961,169,769)	(46,962,094,588)	(35,898,943,327)
		Tax and levies on operations	(147,641,203)	(165,586,134)	(50,731,857)	(42,166,236)
		Selling expenses	(4,007,471)	(3,423,738)	–	–
		General and administrative
		expenses	(2,724,475,373)	(2,360,326,271)	(1,790,865,752)	(1,564,502,567)
		Financial expenses, net	(5,105,559,276)	(4,435,425,518)	(2,668,290,156)	(2,605,478,879)
		Assets impairment loss	(29,271,676)	(658,796,122)	50,542	(581,837,575)
		Gain/(Loss) from changes in
		fair value	11,850,976	(33,637,701)	–	–

	Add:	Investment income	632,062,946	809,462,915	1,010,241,118	915,196,728
	Including:	investment income
		from associates	572,049,715	752,787,801	570,036,402	751,164,179

2.	Operating profit		4,122,209,005	5,933,428,534	2,416,824,801	3,789,200,212
	Add:	Non-operating income	564,992,494	278,927,428	236,363,378	200,558,806
	Less:	Non-operating expenses	(93,777,590)	(162,520,474)	(75,267,919)	(130,255,601)
	Including:	loss on disposals of
		non-current assets	(50,498,367)	(105,578,459)	(47,715,543)	(92,998,786)

3.	Profit before taxation		6,049,835,488	2,577,920,260	3,859,503,417	4,593,423,909
	Less:	Income tax expense	(913,095,748)	(656,691,499)	(198,223,963)	(40,361,381)

			For the year ended 31 December
			2010	2009	2010	2009

			Consolidated		The Company

4.		Net profit	3,680,328,161	5,393,143,989	2,379,696,297	3,819,142,036

	Including:	net loss generated by acquiree
		before business combination
		under common control	–	(11,928,403)
		Attributable to:
		Shareholders of the Company	3,544,304,422	5,080,996,564	2,379,696,297	3,819,142,036
		Minority interests	136,023,739	312,147,425
5.		Earnings per share (based on the net
		profit attributable to shareholders
		of the Company)
		Basic earnings per share	0.29	0.42	N/A	N/A
		Diluted earnings per share	0.29	0.42	N/A	N/A

6.	Other comprehensive income/(loss)	51,261,727	1,572,144,362	(385,339,472)	823,341,825

7.	Total comprehensive income	3,731,589,888	6,965,288,351	1,994,356,825	4,642,483,861

	Attributable to
	– Shareholders of the Company	3,593,368,034	6,651,824,129	1,994,356,825	4,642,483,861
	– Minority interests	138,221,854	313,464,222

4.	NET INCOME RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the PRC GAAP, differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net profit of the Company and its subsidiaries is summarized as follows:

	Net profit

	2010	2009

	RMB’000	RMB’000
Consolidated net profit attributable
to shareholders of the Company
under PRC GAAP	3,544,304	5,080,997

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts
received in advance of previous years (a)	10,418	4,571
Amortization of the difference in the recognition
of housing benefits of previous years (b)	(17,234)	(32,744)
Difference on depreciation related to borrowing
costs capitalized in previous years (c)	(30,139)	(30,139)
Differences in accounting treatment on business

combinations under common control (d)	–	13,573
Difference in depreciation and amortization
of assets acquired in business combinations
under common control (d)	(417,700)	(286,276)
Applicable deferred income tax impact of
the GAAP differences above (e)	73,371	41,308
Others	22,371	6,750
Profit attributable to minority interests
on the adjustments above	162,594	131,504

Profit attributable to equity
holders of the Company under IFRS	3,347,985	4,929,544

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive advanced payments in the previous years (calculated at 1% of the original cost of fixed assets) as the major repairs and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences could be gradually eliminated with the depreciation, amortization and disposal of assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

Document 6

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

NOTICE OF 2010 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2010 annual general meeting (the “Annual General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 17 May 2011 at Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2010

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2010

3.	To consider and approve the audited financial statements of the Company for 2010

4.	To consider and approve the profit distribution plan of the Company for 2009 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2011 (Note 2)

SPECIAL RESOLUTIONS

6.	To consider and approve the proposal regarding the issue of short-term debentures of the Company

To consider and approve that (i) the Company may issue the PRC short-term debentures of a principal amount up to RMB10 billion (in either one or multiple tranches) within 12 months from the date on which the shareholders’ approval is obtained; and (ii) an approval at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

7.	To consider and approve the proposal regarding the issue of super short-term debentures

To consider and approve that (i) the Company may apply to the National Association of Financial Market Institutional Investors for the quota of the issue of super short-term debentures with a principal amount of not exceeding RMB20 billion within 12 months from the date of obtaining an approval at the gerenal meeting (to be issued within such period on a rolling basis); (ii) an approval at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (i) above, the execution of all necessary legal documents, and the conduct of appropriate information disclosures.

8.	To consider and approve the proposal regarding the general mandate for the issue of RMB–denominated debt instruments

To consider and approve that (i) the Company may issue either in one or multiple-tranches financing instruments, including but not limited to RMB debentures, (for avoidance of doubt, the debt financing instruments mentioned herein excludes the short-term debentures and super short-term debentures under the proposal regarding the issue of short-term debentures of the Company and the proposal regarding the issue of super short-term debentures of the Company considered in this meeting) with a principal amount of up to RMB5 billion in or outside PRC within 12 months from the date the issue is approved at the general meeting; (ii) an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the issue of relevant debt financing instruments in accordance with the need of the Company and the market conditions as well as the supervisory provisions, including but not limited to the amount, interest, terms, potential investors and use of proceeds within the prescribed scope as set out in (i) above, and the production, execution and disclosure of all necessary documents.

9.	To consider and approve the proposal regarding the amendments to the Articles of Association of the Company (Note 3)

ORDINARY RESOLUTIONS

10.	To consider and approve the proposal on election of new session of the Board of Directors of the Company (Note 4)

	10.1	To consider and approve the re-appointment of Mr. Cao Peixi as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.2	To consider and approve the re-appointment of Mr. Huang Long as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.3	To consider and approve the appointment of Mr. Li Shiqi as a director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.4	To consider and approve the re-appointment of Mr. Huang Jian as a director of the seventh session of the Board of Directors of the Company, with immediate effect

10.5	To consider and approve the re-appointment of Mr. Liu Guoyue as a director of the seventh session of the Board of Directors of the Company, with immediate effect

10.6	To consider and approve the re-appointment of Mr. Fan Xiaxia as a director of the seventh session of the Board of Directors of the Company, with immediate effect

10.7	To consider and approve the re-appointment of Mr. Shan Qunying as a director of the seventh session of the Board of Directors of the Company, with immediate effect

10.8	To consider and approve the re-appointment of Mr. Liu Shuyuan as a director of the seventh session of the Board of Directors of the Company, with immediate effect

10.9	To consider and approve the re-appointment of Mr. Xu Zujian as a director of the seventh session of the Board of Directors of the Company, with immediate effect

10.10	To consider and approve the re-appointment of Ms. Huang Mingyuan as a director of the seventh session of the Board of Directors of the Company, with immediate effect

10.11	To consider and approve the re-appointment of Mr. Shao Shiwei as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect

10.12	To consider and approve the re-appointment of Mr. Wu Liansheng as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect

10.13	To consider and approve the appointment of Mr. Li Zhensheng as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.14	To consider and approve the appointment of Mr. Qi Yudong as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect

	10.15	To consider and approve the appointment of Mr. Zhang Shouwen as an independent non-executive director of the seventh session of the Board of Directors of the Company, with immediate effect

11.	To consider and approve the proposal on election of new section of the Supervisory Committee of the Company (Note 5)

	11.1	To consider and approve the re-appointment of Mr. Guo Junming as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect

	11.2	To consider and approve the appointment of Mr. Hao Tingwei as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect

	11.3	To consider and approve the appointment of Ms. Zhang Mengjiao as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect

	11.4	To consider and approve the re-appointment of Mr. Gu Jianguo as a supervisor of the seventh session of the Supervisory Committee of the Company, with immediate effect

By Order of the Board
Gu Biquan

Beijing, the PRC
30 March 2011

Notes:

1.	As per the annual financial statements audited by PricewaterhouseCoopers Zhong Tian CPAs Limited

Company and PricewaterhouseCoopers, the net profit attributable to shareholders of the Company for the accounting year ended 31 December 2010 under PRC GAAP and International Financial Reporting Standards was RMB3,544,304,422 and RMB 3,347,984,085, respectively. 10% of the net profit attributable to shareholders of the Company before minority interest of the Company for 2010 under PRC GAAP (i.e. RMB3,544,304,422) should be appropriated to the statutory surplus reserve fund, amounting to RMB354,430,442. There was no appropriation to discretionary surplus reserve fund. According to the applicable laws and the articles of association of the Company, dividends for distribution by the Company are based on the lower of the amounts determined in accordance with the above two accounting standards.

The Company’s proposed profit distribution plan for 2010 is a cash dividend of RMB0.20 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB2,811,076,688.

2.	Proposal regarding the appointment of the Company’s auditors for 2010

To re-appoint PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd. as the PRC auditors of the Company and PricewaterhouseCoopers as the Company’s international auditors for 2011 with a total remuneration of RMB26.41 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB20.41 million and RMB6 million, respectively).

3.	Please refer to announcement of the Company dated 30 March 2011 regarding the proposed amendments to the Articles of Association of the Company.

4.	Please refer to an announcement of the Company dated 30 March 2011 regarding the biographical details of the candidates of Directors.

5.	Please refer to an announcement of the Company dated 30 March 2011 regarding the biographical details of the candidates of supervisors.

6.	Eligibility for attending the Annual General Meeting

Holders of the Company’s H Shares whose names appear on the HK$ Dividend H Shares Register and the US$ Dividend H Shares Register maintained by Hong Kong Registrars Limited at 4:30 p.m. on 26 April 2011 are eligible to attend the Annual General Meeting and are entitled to receive cash dividends.

7.	Proxy

(i) A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

	(iv)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

8.	Registration procedures for attending the Annual General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

	(ii)	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 26 April 2011.

	(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

9.	Closure of H Share Register of Members

The H share register of members of the Company will be closed from 26 April 2011 to 17 May 2011 (both days inclusive).

10.	Other Businesses

	(i)	The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

	(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre 183 Queen’s Road East Hong Kong

	(iii)	The business address of the Company is at:

Huaneng Building, 4 Fuxingmennei Street, Xicheng District, Beijing 100031, The People’s Republic of China Telephone No.: (+86)-10-6322 6999 Facsimile No.: (+86)-10-6322 6888

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning

(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    March 30, 2011